                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-45773

                        LOUIS DREYFUS NATURAL GAS CORP.

         OFFER TO EXCHANGE 6 7/8% SENIOR NOTES DUE 2007 WHICH HAVE BEEN
          REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, FOR
         6 7/8% SENIOR NOTES DUE 2007 WHICH HAVE NOT BEEN SO REGISTERED

                            ------------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                      ON MARCH 23, 1998, UNLESS EXTENDED.

                            ------------------------

    Louis Dreyfus Natural Gas Corp., an Oklahoma corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as defined) and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange (the "Exchange Offer") its 6 7/8% Senior Notes due 2007 (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for an equal principal amount of its outstanding 6 7/8% Senior Notes due 2007 which have not been so registered (the "Existing Notes"), of which an aggregate principal amount of $200,000,000 is outstanding as of the date hereof. The form and terms of each of the Exchange Notes will be the same in all material respects as the form and terms of each of the Existing Notes, except that (i) the Exchange Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of Existing Notes under the Registration Agreement dated as of December 11, 1997 (the "Registration Agreement"), which will terminate upon consummation of the Exchange Offer. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." Except as discussed below, the Exchange Notes will be available only in book-entry form. The Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as its nominee. Beneficial interests in the global notes representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. After the initial issuance of such global notes, Exchange Notes in certificated form will be issued in exchange for the global notes only in accordance with the terms and conditions set forth in the Indenture (as defined). See "Description of Exchange Notes--Book-Entry; Delivery and Form" and "--Certificated Notes."

    The Existing Notes were issued and sold in a transaction exempt from the registration requirements of the Securities Act and may not be offered or sold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act. The Exchange Notes are being offered herewith in order to satisfy certain obligations of the Company contained in the Registration Agreement. Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that the Exchange Notes to be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holders are not participating and have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company has not sought a no-action letter with respect to the Exchange Offer and there can be no assurance the staff of the Commission would make a similar determination with respect to the Exchange Offer. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may nonetheless be deemed to be an "underwriter" under the Securities Act notwithstanding such disclaimer. This Prospectus (as it may be amended or supplemented from time to time) may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement (as defined)) after the Expiration Date (as defined), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO                THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                           --------------------------

               The date of this Prospectus is February 13, 1998.

    Holders of Existing Notes whose Existing Notes are not tendered and accepted in the Exchange Offer will continue to hold such Existing Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the Indenture (as defined) governing the Existing Notes and the Exchange Notes (the Existing Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes"). Following consummation of the Exchange Offer, the holders of Existing Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Existing Notes held by them. The Exchange Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the indenture dated December 11, 1997 (the "Indenture") governing the Notes. The Notes will bear interest at the rate of 6 7/8% per annum, payable semi-annually on June 1 and December 1, commencing June 1, 1998. The Notes will mature on December 1, 2007. The Company may redeem the Notes, in whole or in part, at any time, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. The Notes will not be subject to any sinking fund requirement. See "Description of Exchange Notes--Optional Redemption." Other than restrictive covenants, including limitations on liens and sale and leaseback transactions, the Indenture does not contain any provisions that afford holders of the Notes protection in the event of a highly leveraged or other transaction that may adversely affect such holders. See "Description of Exchange Notes."

    The Existing Notes are and the Exchange Notes will be senior unsecured obligations of the Company. The Existing Notes rank and the Exchange Notes will rank PARI PASSU in right of payment with all existing and future senior indebtedness of the Company and rank or will rank senior in right of payment to any existing or future subordinated indebtedness of the Company. The Company currently has outstanding $100 million principal amount of 9 1/4% Senior Subordinated Notes due 2004, which are subordinate to the Notes. The Company's borrowings under its $450 million unsecured revolving bank credit facility (the "Bank Credit Facility") rank PARI PASSU with the Notes. As of December 31, 1997, the Company had $261 million principal amount of borrowings outstanding under the Bank Credit Facility. See "Capitalization." The Notes will be effectively subordinated to any secured debt of the Company to the extent of the assets serving as security therefor.

    The Exchange Offer is not conditioned on any minimum aggregate principal amount of Existing Notes being tendered for exchange. The Company will accept for exchange any and all validly tendered Existing Notes not withdrawn prior to 5:00 p.m., New York City time, on March 23, 1998 unless extended by the Company (the "Expiration Date"). Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer--Conditions." The Company has agreed to pay all expenses incident to the Exchange Offer. The Company will not receive any proceeds from the Exchange Offer.

    The Existing Notes constitute securities for which there is no established trading market. Any Existing Notes not tendered and accepted in the Exchange Offer will remain outstanding. The Company does not currently intend to list the Exchange Notes on any securities exchange. To the extent that any Existing Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Existing Notes could be adversely affected. No assurances can be given as to the liquidity of the trading market for either the Existing Notes or the Exchange Notes.

THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF EXISTING NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and in New York, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a site on the World Wide Web at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Common Stock is listed on the New York Stock Exchange, and such materials also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of a Registration Statement on Form S-4 (the "Registration Statement"), filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Notes. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as amended; (c) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; (d) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; and (e) the Company's Current Reports on Form 8-K dated June 24, 1997, October 14, 1997, February 3, 1998 and February 6, 1998.

    On October 14, 1997, American Exploration Company was acquired by the Company. The following documents, which have been filed by American (as defined) pursuant to the Exchange Act, are incorporated herein by reference and made a part of this Prospectus: (a) American's Annual Report on Form 10-K for the year ended December 31, 1996; (b) American's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and (c) American's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

    The Company's Registration Statement on Form S-4, Registration No. 333-34849, and related Joint Proxy Statement/Prospectus dated September 11, 1997 filed with the Commission under the Securities Act are also incorporated herein by reference and made a part of this Prospectus.

    Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such document. Any statement herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

    THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO THE TEXTS OF SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: LOUIS DREYFUS NATURAL GAS CORP., 14000 QUAIL SPRINGS PARKWAY, SUITE 600, OKLAHOMA CITY, OKLAHOMA 73134, ATTN: SECRETARY, TELEPHONE NUMBER (405) 749-1300. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 16, 1998.

               IMPORTANT INFORMATION CONCERNING EXCHANGE OF NOTES

    To properly tender Existing Notes, the following procedures must be followed:

    - Each beneficial owner owning interests in Existing Notes ("Beneficial Owner") through a DTC Participant (as defined) must instruct such DTC Participant to cause Existing Notes to be tendered in accordance with the procedures set forth in this Prospectus and in the Letter of Transmittal.

    - Each participant (a "DTC Participant") in the Depository Trust Company ("DTC") holding Existing Notes through DTC must (i) electronically transmit its acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the account of LaSalle National Bank (the "Exchange Agent") at DTC and send an Agent's Message (as defined) to the Exchange Agent for its acceptance, or
      (ii) comply with the guaranteed delivery procedures set forth under "Exchange Offer--Guaranteed Delivery Procedures." By tendering through ATOP, DTC Participants will expressly acknowledge receipt of the accompanying Letter of Transmittal and agree to be bound by its terms and the Company will be able to enforce such agreement against such DTC participants.

    - Each registered owner of certificated Existing Notes (a "Holder") must (i) complete and sign the accompanying Letter of Transmittal, and mail or deliver such Letter of Transmittal, and all other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, to the Exchange Agent at its address set forth under "The Exchange Offer--Exchange Agent," or (ii) comply with the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed Delivery Procedures."

    For purposes of this Prospectus, "Tendering Holder" shall mean (i) each DTC Participant that has properly transmitted (and not properly withdrawn) its acceptance through ATOP and in respect of which DTC has sent an Agent's Message,
(ii) each Holder that has timely delivered to the Exchange Agent (and not properly withdrawn) a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, or (iii) each DTC Participant or Holder that has complied with the guaranteed delivery procedures set forth herein.

    The information in this Prospectus concerning DTC and its book-entry systems has been obtained by the Company from sources that the Company believes to be reliable, and the Company takes no responsibility for the accuracy thereof.

                           FORWARD-LOOKING STATEMENTS

    ALL STATEMENTS IN THIS PROSPECTUS CONCERNING THE COMPANY OTHER THAN PURELY HISTORICAL INFORMATION (COLLECTIVELY "FORWARD-LOOKING STATEMENTS") REFLECT THE CURRENT EXPECTATIONS OF MANAGEMENT AND ARE BASED ON THE COMPANY'S HISTORICAL OPERATING TRENDS, ITS PROVED RESERVE AND FIXED-PRICE CONTRACT (AS DEFINED HEREIN) POSITIONS AND OTHER INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. THESE STATEMENTS ASSUME, AMONG OTHER THINGS, THAT NO SIGNIFICANT CHANGES WILL OCCUR IN THE OPERATING ENVIRONMENT FOR THE COMPANY'S OIL AND GAS PROPERTIES AND THAT THERE WILL BE NO MATERIAL ACQUISITIONS OR DIVESTITURES EXCEPT AS DISCLOSED HEREIN. THE COMPANY CAUTIONS THAT THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO ALL THE RISKS AND UNCERTAINTIES INCIDENT TO THE ACQUISITION, DEVELOPMENT AND MARKETING OF, AND EXPLORATION FOR, OIL AND GAS RESERVES. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, COMMODITY PRICE RISKS, COUNTER PARTY RISKS, DRILLING RISKS, RESERVE, OPERATIONS AND PRODUCTION RISKS, AND RISKS ATTRIBUTABLE TO THE AMERICAN ACQUISITION (AS DEFINED). CERTAIN OF THESE RISKS ARE DESCRIBED IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. MOREOVER, THE COMPANY MAY MAKE MATERIAL ACQUISITIONS, MODIFY ITS FIXED-PRICE CONTRACT POSITIONS BY ENTERING INTO NEW CONTRACTS OR TERMINATING EXISTING CONTRACTS, OR ENTER INTO FINANCING TRANSACTIONS. NONE OF THESE CAN BE PREDICTED WITH CERTAINTY AND, ACCORDINGLY, ARE NOT TAKEN INTO CONSIDERATION IN THE FORWARD-LOOKING STATEMENTS MADE HEREIN. FOR ALL OF THE FOREGOING REASONS, ACTUAL RESULTS MAY VARY MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AND THERE IS NO ASSURANCE THAT THE ASSUMPTIONS USED ARE NECESSARILY THE MOST LIKELY. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES REGARDING ANY CHANGES IN THE COMPANY'S EXPECTATIONS WITH REGARD TO THE SUBJECT MATTER OF ANY FORWARD-LOOKING STATEMENTS OR ANY CHANGES IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY FORWARD-LOOKING STATEMENTS ARE BASED.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. AS USED HEREIN AND UNLESS THE CONTEXT REQUIRES OTHERWISE, "LOUIS DREYFUS NATURAL GAS" OR THE "COMPANY" MEANS LOUIS DREYFUS NATURAL GAS CORP. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Louis Dreyfus Natural Gas is a large independent energy company engaged in the acquisition, development and exploration of natural gas and oil properties, primarily in Texas, Oklahoma and New Mexico, and in the production and marketing of natural gas and crude oil.

    The address of the Company's principal executive offices is 14000 Quail Springs Parkway, Suite 600, Oklahoma City, OK 73134, and its telephone number is
(405) 749-1300.

RECENT DEVELOPMENTS

    AMERICAN ACQUISITION. On October 14, 1997, the Company completed the acquisition (the "American Acquisition") of American Exploration Company ("American"), a publicly-held independent energy company with exploration and development activities focused primarily in South Texas, Texas State Waters, the Cotton Valley Reef Trend in East Texas and the Smackover Trend in Arkansas. The acquisition consideration paid to the shareholders of American consisted of 11.3 million shares of Company common stock and $47 million of cash. In addition, $116 million of long-term debt and preferred stock having a liquidation value of $20 million were assumed by the Company in the transaction. Based on the $23.06 closing price of Company common stock on October 14, 1997, the total consideration paid plus long-term debt and preferred stock assumed was $444 million.

    Over the past two years, the Company and American worked together closely on certain projects. Through this association, each company gained an appreciation for their complementary strengths. The Company's strengths include a substantial, long-lived reserve base, a large inventory of low-risk development drilling locations and strong oil and gas operating and product marketing capabilities. American's strengths included a high quality, although shorter-lived, reserve base, a substantial inventory of high potential exploratory prospects and strong prospect generating and technical skills.

    The American Acquisition combines the complementary strengths of each organization and creates a larger and more balanced independent exploration and production company with pro forma proved reserves as of December 31, 1996 totaling approximately 1.2 Tcfe, of which 82% was natural gas and 82% was developed. The estimated future net revenues of these reserves as of December 31, 1996 was $3.0 billion with a Present Value of $1.5 billion. Pro forma daily production for the first nine months of 1997 was 304 MMcfe per day resulting in a Reserve Life Index of 11.2 years. The addition of American's proved reserves, which increased the Company's proved reserves by 26%, improves the Company's property mix and operating cash flows available for reinvestment and debt service.

    As a result of the American Acquisition, the Company has a stronger balance sheet, higher operating cash flows and a more diversified property base, as well as significant growth potential through a balance of low-risk development (an estimated 1,350 potential development locations) and higher-risk exploration drilling.

    1997 FINANCIAL RESULTS. On February 3, 1998, the Company announced its results of operations for the fourth quarter and year ended December 31, 1997.

    Excluding the effects of a fourth-quarter impairment charge, the Company reported net income of $31.1 million, or $1.03 per share, on total revenue of $232.9 million for the year ended December 31, 1997. This compares with net income of $21.1 million, or $.76 per share, on total revenue of $189.5 million for

1996. The Company reported cash flows from operating activities (before working capital changes) for the year ended December 31, 1997 of $127.1 million, which compares to $101.0 million for 1996, an increase of 26%. Cash flows from operating activities after consideration of working capital changes were $129.8 million for the year ended December 31, 1997 compared to $101.8 million for 1996. The 1997 increase in revenues and operating cash flows was achieved primarily through growth in oil and gas production and higher oil and gas prices. The Company reported a net loss of $16.1 million, or $.53 per share, after the effects of a $75.2 million non-cash impairment charge ($47.1 million after tax), substantially all of which was recognized as anticipated in connection with the American Acquisition.

    Excluding the non-cash impairment charge, the Company reported net income of $8.4 million, or $.23 per share, on total revenue of $80.1 million for the quarter ended December 31, 1997. This compares to net income of $7.8 million, or $.28 per share, on total revenue of $54.9 million for the fourth quarter of 1996. Cash flows from operating activities (before changes in working capital) for the fourth quarter of 1997 were sharply higher, increasing 43% to $46.8 million compared to $32.6 million for the fourth quarter of 1996. Cash flows from operating activities after consideration of working capital changes were $49.4 million for the fourth quarter of 1997 compared to $32.7 million for the fourth quarter of 1996. This improvement was primarily attributable to higher oil and gas production as a result of the American Acquisition. The Company reported a net loss of $38.7 million, or $1.03 per share, after the effects of the acquisition impairment charge.

GENERAL

    The Company has grown its production and reserves through both acquisitions and drilling operations. Since 1991, in addition to the American Acquisition, the Company has completed a significant number of reserve acquisitions including three acquisitions ranging in size from $87 million to $180 million. Through its acquisition and leasing programs, the Company has accumulated, as of September 30, 1997 on a pro forma basis, interests in approximately 4.5 million gross (1.3 million net) acres on which to conduct future drilling operations. During the three years ended December 31, 1996, the Company drilled 745 gross (450 net) wells with only 34 gross (14 net) dry holes.

    For the five-year period ended December 31, 1996 giving pro forma effect to the American Acquisition, the Company's strategy of growth through acquisitions and drilling has enabled the Company to realize compound annual growth rates in production, proved reserves and cash flows provided by operating activities of 39%, 35% and 62%, respectively.

BUSINESS STRATEGY

    The Company's business strategy is to achieve consistent growth in production, reserves and operating cash flows. The Company implements this strategy through the following:

    GROWTH THROUGH DRILLING. In 1994, 1995 and 1996, the Company replaced 116%, 120% and 153%, respectively, of its production, adding 251 Bcfe of proved reserves through the drill bit (including revisions of previous estimates). During this three year period, finding and development costs of reserves added through drilling averaged $.95 per Mcfe. The drilling program is the source of the Company's internally generated growth and is designed to provide a balance between lower risk development drilling in areas where multiple productive oil and gas bearing formations are likely to be encountered, thus reducing dry hole risk, and higher risk exploration drilling which provides the potential for greater production and reserve growth. On a pro forma basis, approximately $132 million, or 61%, of the Company's 1997 drilling budget has been allocated to development activities and the balance of $83 million, or 39%, has been allocated to exploration activities. Subsequent to the American Acquisition, the Company has a combined staff of 50 geologists, geophysicists and reservoir and operations engineers with extensive experience in the areas where its reserves and acreage are located. The staff also has extensive experience in the use of advanced technologies, including 3-D seismic analysis, computer aided mapping and reservoir simulation modeling.

    STRATEGIC ACQUISITIONS. Since January 1, 1990, the Company has completed proved reserve acquisitions, including the American Acquisition, aggregating approximately $1 billion and 1.3 Tcfe. The acquisitions have been geographically concentrated in core areas where the Company possesses considerable expertise and realizes economies of scale. The Company principally targets acquisitions which have further development and exploration potential, have a high degree of operatorship in order to better control the future exploitation of the properties and can be integrated with minimal incremental administrative cost. The Company currently operates 70% of its production.

    LARGE PROPERTY BASE. The Company owns interests in approximately 10,000 wells primarily located in Texas, Oklahoma and New Mexico. Due to the Company's large property base, the loss of production due to unexpected well problems is minimized while the opportunities to generate positive results through the application of improved production technologies is enhanced. The Company has five district offices located central to its principal areas and employs 174 pumpers and other field personnel to provide onsite management of its properties.

    PRICE RISK MANAGEMENT. The Company manages a portion of the risks associated with decreases in prices of natural gas and, to a lesser extent, crude oil through long-term fixed-price physical delivery contracts and financial contracts ("Fixed-Price Contracts"). These Fixed-Price Contracts provide a base of predictable cash flows for a portion of the Company's natural gas and oil sales. Since 1990 through September 30, 1997, the Company has generated $40 million in additional operating profits through its price risk management strategies. At September 30, 1997, the pre-tax present value (discounted at 10%) of the future net revenues for the Company's Fixed-Price Contracts, based on the differences between contract prices and forward market prices, was approximately $153 million. Since April 1996, the Company has not entered into Fixed-Price Contracts with a term in excess of 12 months due to a reluctance to sell into the prevailing forward market in which prices trend down or are essentially flat over the next several years. For the first nine months of 1997, 56% of the Company's production was hedged by Fixed-Price Contracts.

                               THE EXCHANGE OFFER

EXISTING NOTES......................  The Existing Notes were sold by the Company on
                                      December 11, 1997, to Salomon Brothers Inc, Chase
                                      Securities, Inc., Morgan Stanley & Co. Incorporated,
                                      NationsBanc Montgomery Securities, Inc. and Nesbitt
                                      Burns Securities Inc. (collectively, the "Initial
                                      Purchasers") pursuant to a Purchase Agreement, dated
                                      December 4, 1997 (the "Purchase Agreement"). The
                                      Initial Purchasers subsequently resold the Notes to
                                      qualified institutional buyers pursuant to Rule 144A
                                      under the Securities Act or outside the United States
                                      in compliance with Regulation S under the Securities
                                      Act.

REGISTRATION AGREEMENT..............  Pursuant to the Purchase Agreement, the Company and
                                      the Initial Purchasers entered into the Registration
                                      Agreement, which grants the holders of the Existing
                                      Notes certain exchange and registration rights. The
                                      Exchange Offer is intended to satisfy such exchange
                                      and registration rights which terminate upon the
                                      consummation of the Exchange Offer.

SECURITIES OFFERED..................  $200,000,000 aggregate principal amount of 6 7/8%
                                      Senior Notes due 2007, which have been registered
                                      under the Securities Act (the "Exchange Notes").

THE EXCHANGE OFFER..................  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal
                                      amount of Existing Notes that are properly tendered
                                      and accepted. The Company will issue Exchange Notes
                                      on or promptly after the Expiration Date. As of the
                                      date hereof, there is $200,000,000 aggregate
                                      principal amount of Existing Notes outstanding. The
                                      terms of the Exchange Notes are identical in all
                                      material respects to the terms of the Existing Notes
                                      for which they may be exchanged pursuant to the
                                      Exchange Offer, except that the Exchange Notes are
                                      freely transferable by holders thereof (other than as
                                      provided herein), and are not subject to any covenant
                                      restricting transfer absent registration under the
                                      Securities Act. See "The Exchange Offer." The
                                      Exchange Offer is not conditioned upon any minimum
                                      aggregate principal amount of Existing Notes being
                                      tendered for exchange.

                                      Based on no-action letters issued by the staff of the
                                      Commission to third parties with respect to similar
                                      transactions, including "Exxon Capital Holdings
                                      Corporation" (available May 13, 1988) and "Morgan
                                      Stanley & Co. Incorporated" (available June 5, 1991)
                                      and similar no-action letters, the Company believes
                                      that the Exchange Notes issued pursuant to the
                                      Exchange Offer in exchange for Existing Notes may be
                                      offered for resale, resold and otherwise transferred
                                      by holders thereof (other than (i) a broker-dealer
                                      who purchases such Exchange Notes from the Company to
                                      resell pursuant to Rule 144A or any other available
                                      exemption under the Securities Act, or (ii) a person
                                      that is an "affiliate" of the Company within the
                                      meaning of Rule 405 of the Securities Act) without
                                      compliance with the registration and prospectus
                                      delivery requirements of the Securities Act, provided
                                      that such Exchange Notes are acquired in the ordinary
                                      course of such holder's business and such holders are
                                      not engaged in, have no arrangement or understanding
                                      with any person to participate in, and do not intend
                                      to engage in, any distribution of the Exchange Notes.
                                      However, the Company has not sought a no-action
                                      letter with respect to the Exchange Offer and there
                                      can be no assurance that the staff of the Commission
                                      would make a similar determination with respect to
                                      the Exchange Offer. Each holder of Exchange Notes,
                                      other than a broker-dealer, must represent that such
                                      conditions have been met. In addition, each
                                      broker-dealer that receives Exchange Notes for its
                                      own account pursuant to the Exchange Offer must
                                      acknowledge that it will deliver a prospectus in
                                      connection with any resale of such Exchange Notes.
                                      The Letter of Transmittal accompanying this
                                      Prospectus states that by so acknowledging

                                      and by delivering a prospectus, a broker-dealer will
                                      not be deemed to admit that it is an "underwriter"
                                      within the meaning of the Securities Act. A
                                      broker-dealer may nevertheless be deemed to be an
                                      "underwriter" under the Securities Act
                                      notwithstanding such disclaimer. This Prospectus, as
                                      it may be amended or supplemented from time to time,
                                      may be used by a broker-dealer in connection with
                                      resales of Exchange Notes received in exchange for
                                      Existing Notes where such Existing Notes were
                                      acquired by such broker-dealer as a result of
                                      market-making activities or other trading activities.
                                      Pursuant to the Registration Agreement, the Company
                                      has agreed that, for a period of 180 days (exclusive
                                      of any period during which a stop order shall be in
                                      effect suspending the effectiveness of the
                                      Registration Statement) after the Expiration Date, it
                                      will make this Prospectus available to any
                                      broker-dealer for use in connection with any such
                                      resale. See "The Exchange Offer-- Purpose and Effect
                                      of the Exchange Offer" and "Plan of Distribution."

                                      Any holder who tenders in the Exchange Offer with the
                                      intention to participate, or for the purpose of
                                      participating, in a distribution of the Exchange
                                      Notes will not be able to rely on the position of the
                                      staff of the Commission enunciated in no-action
                                      letters and, in the absence of an applicable
                                      exemption, must comply with the registration and
                                      prospectus delivery requirements of the Securities
                                      Act in connection with any resale transaction.
                                      Failure to comply with such requirements in such
                                      instance may result in such holder incurring
                                      liability under the Securities Act for which the
                                      holder is not indemnified by the Company.

EXPIRATION DATE.....................  5:00 p.m., New York City time, on March 23, 1998 unless the Exchange Offer is extended, in which case
                                      the term "Expiration Date" means the latest date and
                                      time to which the Exchange Offer is extended. See
                                      "The Exchange Offer-- Expiration Date; Extensions;
                                      Amendments."

ACCRUED INTEREST OR ACCUMULATED
  DIVIDENDS ON THE EXCHANGE NOTES...  Each Exchange Note will bear interest from the most recent date to which interest has been paid on the
                                      Existing Notes or, if no interest has been paid on
                                      such Existing Notes, from December 11, 1997.

EXCHANGE DATE.......................  As soon as practicable after the close of the
                                      Exchange Offer, the Company will accept for exchange
                                      all Existing Notes properly tendered and not validly
                                      withdrawn prior to 5:00 p.m., New York City time, on
                                      the Expiration Date. See "The Exchange
                                      Offer--Withdrawal of Tenders."

CONDITIONS TO THE EXCHANGE OFFER....  The Exchange Offer is subject to customary conditions, certain of which may be waived by the
                                      Company. The Company reserves the right to terminate
                                      or amend the Exchange Offer at any time prior to the
                                      Expiration Date

                                      upon the occurrence of any such condition. The
                                      Exchange Offer is not conditioned on any minimum
                                      aggregate principal amount of Existing Notes being
                                      tendered for exchange. See "The Exchange
                                      Offer--Conditions."

CONSEQUENCES OF FAILURE TO
  EXCHANGE..........................  Any Existing Notes not tendered pursuant to the
                                      Exchange Offer will remain "restricted securities"
                                      under the Securities Act, subject to the transfer
                                      restrictions described herein. As a result, the
                                      liquidity of the market for such Existing Notes could
                                      be adversely affected upon completion of the Exchange
                                      Offer. See "The Exchange Offer--Consequences of
                                      Failure to Exchange."

CERTAIN FEDERAL INCOME TAX
  CONSEQUENCES......................  The exchange pursuant to the Exchange Offer should not be a taxable event for U.S. federal income tax
                                      purposes. See "Certain Federal Income Tax
                                      Consequences."

USE OF PROCEEDS.....................  There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds."

PROCEDURES FOR TENDERING............  Each beneficial owner owning interests in Existing
                                      Notes through a DTC Participant must instruct such
                                      DTC Participant to cause Existing Notes to be
                                      tendered in accordance with the procedures set forth
                                      in this Prospectus and in the Letter of Transmittal.
                                      See "The Exchange Offer-- Procedures for
                                      Tendering--Existing Notes held through DTC."

                                      Each DTC Participant holding Existing Notes through
                                      DTC must (i) electronically transmit its acceptance
                                      to DTC through ATOP for which the transaction will be
                                      eligible, and DTC will then edit and verify the
                                      acceptance, execute a book-entry delivery to the
                                      Exchange Agent's account at DTC and send an Agent's
                                      Message (as defined herein) to the Exchange Agent for
                                      its acceptance, or (ii) comply with the guaranteed
                                      delivery procedures set forth in this Prospectus and
                                      in the Letter of Transmittal. By tendering through
                                      ATOP, DTC Participants will expressly acknowledge
                                      receipt of the accompanying Letter of Transmittal and
                                      agree to be bound by its terms and the Company will
                                      be able to enforce such agreement against such DTC
                                      participants. See "The Exchange Offer--Procedures for
                                      Tendering--Existing Notes held through DTC" and
                                      "--Guaranteed Delivery Procedures--Existing Notes
                                      held through DTC."

                                      Each Holder must (i) complete and sign a Letter of
                                      Transmittal, and mail or deliver such Letter of
                                      Transmittal, and all other documents required by the
                                      Letter of Transmittal, together with certificate(s)
                                      representing all tendered Existing Notes, to the
                                      Exchange Agent at its address set forth in this
                                      Prospectus and in the Letter of Transmittal, or (ii)
                                      comply with the guaranteed delivery procedures set
                                      forth in this Prospectus. See "The Exchange Offer--
                                      Procedures for Tendering," "--Exchange Agent," and
                                      "--

                                      Guaranteed Delivery Procedures--Existing Notes held
                                      by Holders." By tendering, each holder will represent
                                      to the Company that, among other things, (i) it is
                                      not an affiliate of the Company, (ii) it is not a
                                      broker-dealer tendering Existing Notes acquired
                                      directly from the Company for its own account, (iii)
                                      the Exchange Notes acquired pursuant to the Exchange
                                      Offer are being obtained in the ordinary course of
                                      business of such holder and (iv) it has no
                                      arrangements or understandings with any person to
                                      participate in the Exchange Offer for the purpose of
                                      distributing the Exchange Notes. See "The Exchange
                                      Offer--Procedures for Tendering."

GUARANTEED DELIVERY PROCEDURES......  DTC Participants holding Existing Notes through DTC who wish to cause their Existing Notes to be
                                      tendered, but who cannot transmit their acceptances
                                      through ATOP prior to the Expiration Date, may effect
                                      a tender in accordance with the procedures set forth
                                      in this Prospectus and in the Letter of Transmittal.
                                      See "Exchange Offer--Guaranteed Delivery Procedures."
                                      Holders who wish to tender their Existing Notes but
                                      (i) whose Existing Notes are not immediately
                                      available and will not be available for tendering
                                      prior to the Expiration Date, or (ii) who cannot
                                      deliver their Existing Notes, the Letter of
                                      Transmittal, or any other required documents to the
                                      Exchange Agent prior to the Expiration Date, may
                                      effect a tender in accordance with the procedures set
                                      forth in this Prospectus. See "The Exchange
                                      Offer--Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS...................  The tender of Existing Notes pursuant to the Exchange
                                      Offer may be withdrawn at any time prior to 5:00
                                      p.m., New York City time, on the Expiration Date, in
                                      accordance with the procedures set forth in this
                                      Prospectus. See "The Exchange Offer--Withdrawal of
                                      Tenders."

EXCHANGE AGENT......................  LaSalle National Bank is serving as Exchange Agent in connection with the Exchange Offer. See "The Exchange
                                      Offer--Exchange Agent."

SHELF REGISTRATION STATEMENT........  Under circumstances described in the Registration
                                      Agreement, certain Initial Purchasers of Existing
                                      Notes may require the Company to file, and use its
                                      best efforts to cause to become effective, a shelf
                                      registration statement under the Securities Act,
                                      which would cover resales of Existing Notes by such
                                      holders. See "Exchange Offer--Purpose and Effect of
                                      the Exchange Offer."

                                TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED..................  $200,000,000 principal amount of 6 7/8% Senior Notes
                                      Due 2007, which have been registered under the
                                      Securities Act.

MATURITY............................  The Exchange Notes will mature on December 1, 2007.

INTEREST PAYMENT DATES..............  Interest on the Exchange Notes is payable semiannually on each June 1 and December 1,
                                      commencing June 1, 1998.

OPTIONAL REDEMPTION.................  The Exchange Notes may be redeemed at any time at the option of the Company, in whole or from time to time
                                      in part, at a price equal to 100% of the principal
                                      amount thereof plus accrued and unpaid interest to
                                      the date of redemption plus a Make-Whole Premium
                                      relating to the then prevailing Treasury Yield and
                                      the remaining life of the Notes. See Description of
                                      Exchange Notes--Optional Redemption.

CERTAIN COVENANTS...................  The Indenture relating to the Exchange Notes will contain limitations on the Company's ability to (i)
                                      incur certain liens and (ii) engage in certain sale
                                      and leaseback transactions. See Description of
                                      Exchange Notes--Certain Covenants.

RANKING.............................  The Exchange Notes will be senior securities of the
                                      Company, ranking PARI PASSU with all other
                                      unsubordinated and unsecured indebtedness of the
                                      Company and senior in right of payment to any
                                      existing or future subordinated indebtedness of the
                                      Company. The Company currently has outstanding $100
                                      million principal amount of 9 1/4% Senior
                                      Subordinated Notes due 2004, which will be
                                      subordinate to the Exchange Notes. The Company's
                                      borrowings under the Bank Credit Facility will rank
                                      PARI PASSU with the Exchange Notes. As of December
                                      31, 1997, the Company had $261 million principal
                                      amount of borrowings outstanding under the Bank
                                      Credit Facility.

USE OF PROCEEDS.....................  There will be no cash proceeds to the Company from the exchanges pursuant to the Exchange Offer.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

    The following table sets forth selected historical and pro forma financial data of the Company at the dates and for the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto and the pro forma financial statements and notes thereto contained in the reports incorporated in this Prospectus by reference. The historical financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 and the pro forma financial data are unaudited.


                                                  YEAR ENDED DECEMBER 31,                        NINE MONTHS ENDED SEPTEMBER 30,
                                -----------------------------------------------------------     ---------------------------------
                                                                                  PRO FORMA                             PRO FORMA
                                  1992      1993      1994      1995      1996     1996(1)        1996        1997       1997(1)
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Oil and gas sales.............  $ 59,821  $ 92,912  $138,584  $163,366  $185,558  $261,786      $131,713    $142,193    $208,900
Other income (loss)(2)........       630     2,269     1,953      (418)    3,947     4,917         2,941      10,602      10,776
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
    Total revenues............    60,451    95,181   140,537   162,948   189,505   266,703       134,654     152,795     219,676
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
Operating costs...............    16,217    26,715    33,713    35,352    44,615    67,414        32,705      32,489      49,494
General and administrative....     6,448    11,822    15,309    16,631    16,325    26,412        12,346      11,899      22,527
Exploration costs.............     --        --        --        --        4,965    23,799           791       5,300      17,008
Provision for uninsured loss
  from well blowout...........     --        --        --        --        --        --            --          --          2,770
Depreciation, depletion and
  amortization................    25,148    38,649    53,321    57,796    65,278   106,651        48,766      49,241      84,269
Impairment of oil and gas
  properties(3)...............     --        --        5,300    15,694     --        --            --          --          --
Interest......................     9,939    14,364    16,856    21,736    26,822    33,976        20,202      19,031      24,868
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
    Total expenses............    57,752    91,550   124,499   147,209   158,005   258,252       114,810     117,960     200,936
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
Income before income taxes....     2,699     3,631    16,038    15,739    31,500     8,451        19,844      34,835      18,740
Income taxes..................       820     1,371     5,292     4,722    10,398     3,211         6,548      12,193       7,121
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
Net income....................     1,879     2,260    10,746    11,017    21,102     5,240        13,296      22,642      11,619
Preferred stock dividends.....     --        --        --        --        --        1,800         --          --          1,350
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
Net income to common stock....  $  1,879  $  2,260  $ 10,746  $ 11,017  $ 21,102  $  3,440      $ 13,296    $ 22,642    $ 10,269
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
                                --------  --------  --------  --------  --------  ---------     --------    --------    ---------
Net income per common share...  $    .09  $    .11  $    .39  $    .40  $    .76  $    .09      $    .48    $    .81    $    .26
Weighted average common shares
  outstanding.................    20,000    21,042    27,800    27,800    27,800    39,103        27,800      27,805      39,112

STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
  activities..................  $ 22,272  $ 52,666  $ 80,894  $ 89,515  $101,761  $134,217      $ 69,097    $ 80,459    $105,143
Net cash used in investing
  activities..................   126,666   180,038   102,969   171,540   150,857   250,003       101,691      83,868     168,861
Net cash provided by financing
  activities..................    98,450   138,559    13,701    80,629    55,261   119,898        38,356       6,211      55,749

OTHER FINANCIAL DATA:
EBITDAX(4)....................    40,311    59,169    94,040   111,572   128,565   172,877        89,603     108,407     144,885
Ratio of earnings to fixed
  charges(5)..................      1.3x      1.2x      1.9x      1.7x      2.1x      1.1x          1.9x        2.7x        1.5x
Ratio of EBITDAX to interest
  expense.....................      4.1x      4.1x      5.6x      5.1x      4.8x      5.1x          4.4x        5.7x        5.8x

                                                                                    AS OF SEPTEMBER 30,
                                                                                           1997
                                               AS OF DECEMBER 31,                 -----------------------
                                ------------------------------------------------                  PRO
                                  1992      1993      1994      1995      1996    HISTORICAL    FORMA(1)
                                --------  --------  --------  --------  --------  ----------   ----------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Oil and gas properties, net...  $260,451  $432,842  $483,214  $584,900  $652,257   $691,982    $1,059,621
Total assets..................   290,354   481,488   528,261   634,937   733,613    771,770     1,177,159
Long-term debt, including
  current portion.............   191,631   203,955   215,010   314,760   343,907    356,017       521,752
Stockholders' equity..........    74,166   213,818   224,564   242,581   263,693    286,814       466,231

                                               (SEE FOOTNOTES ON FOLLOWING PAGE)

(1) The unaudited pro forma income statement data, statement of cash flows data and other financial data for the year ended December 31, 1996 and for the nine months ended September 30, 1997 give effect to the American Acquisition as if it had occurred on January 1, 1996. The unaudited pro forma balance sheet data as of September 30, 1997 gives effect to the American Acquisition as if it had occurred on September 30, 1997. Such pro forma data has been prepared pursuant to regulations prescribed by the Commission. The unaudited pro forma income statement data, statement of cash flows data and other financial data do not consider the effects of the cost reduction and financing plans of management being implemented following the American Acquisition, nor does such data include the effects of certain purchase accounting adjustments. The estimated combined financial impact of such plans and purchase accounting adjustments if included in the pro forma income statements would be an increase in pro forma pretax earnings of $18.8 million and $12.1 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively.

(2) Other income (loss) for the nine months ended September 30, 1997 includes an $8.5 million gain recognized upon the sale of a non-core West Texas waterflood property in January 1997.

(3) The 1994 impairment was recorded in connection with the sale of approximately one-half of the Company's ownership in an offshore property. The 1995 impairment was recorded in connection with the adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." Pro forma amounts do not include a one time impairment charge to be recorded in connection with the American Acquisition estimated as of September 30, 1997 to be $72.9 million.

(4) EBITDAX is defined herein as income before interest, income taxes, depreciation, depletion and amortization, impairments and exploration costs. The Company believes that EBITDAX is a financial measure commonly used in the oil and gas industry as an indicator of a company's ability to service and incur debt. However, EBITDAX should not be considered in isolation or as a substitute for net income, cash flows provided by operating activities or other data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDAX as presented herein may not be comparable to other similarly titled measures of other companies.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings represents net income before income taxes plus fixed charges, less capitalized interest. Fixed charges consist of interest expense, including amortization of debt discount and financing costs, capitalized interest and the portion of rental expense which the Company believes is representative of the interest component of rental expense.

                SELECTED HISTORICAL AND PRO FORMA OPERATING DATA

    The following table sets forth selected historical and pro forma operating data of the Company at the dates and for the periods indicated. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto and the pro forma financial statements and notes thereto contained in the reports incorporated in this Prospectus by reference. The historical operating data for the nine months ended September 30, 1996 and 1997 and the pro forma operating data are unaudited.


                                                   YEAR ENDED DECEMBER 31,                         NINE MONTHS ENDED SEPTEMBER 30,
                              ------------------------------------------------------------------  ---------------------------------
                                                                                      PRO FORMA                          PRO FORMA
                                1992       1993       1994       1995       1996       1996(1)      1996       1997       1997(1)
                              ---------  ---------  ---------  ---------  ---------  -----------  ---------  ---------  -----------
OIL AND GAS SALES (M$):
Oil sales...................  $  20,321  $  36,058  $  34,271  $  30,050  $  36,174   $  66,963   $  25,940  $  25,237   $  47,243
Natural gas sales...........     39,500     56,854    104,313    133,316    149,384     194,823     105,773    116,956     161,657

PRODUCTION:
Oil production (MBbls)......      1,082      2,106      1,873      1,695      1,849       3,638       1,369      1,240       2,439
Natural gas production
 (MMcf).....................     22,158     30,540     43,082     51,264     63,910      86,279      47,576     48,379      68,352
Equivalent production
 (MMcfe)....................     28,650     43,179     54,321     61,434     75,004     108,107      55,792     55,819      82,985
Oil production hedged by
 Fixed-Price Contracts
 (MBbls)....................     --            650      1,698      1,464      1,241       2,449         949        362       1,217
Gas production hedged by
 Fixed-Price Contracts
 (MMcf).....................     22,158     28,775     32,308     31,579     32,508      42,931      24,185     29,241      39,131

AVERAGE SALES PRICE:
Oil price (per Bbl).........  $   18.78  $   17.12  $   18.30  $   17.73  $   19.56   $   18.41   $   18.94  $   20.35   $   19.37
Natural gas price (per
 Mcf).......................       1.78       1.86       2.42       2.60       2.34        2.26        2.22       2.42        2.37
Natural gas equivalent price
 (per Mcfe).................       2.09       2.15       2.55       2.66       2.47        2.42        2.36       2.55        2.52

EXPENSES AND COSTS INCURRED
 (PER MCFE):
Lease operating expenses....  $     .45  $     .50  $     .51  $     .47  $     .47   $     .49   $     .47  $     .45   $     .46
Production taxes............        .12        .12        .11        .11        .12         .13         .12        .13         .14
General and administrative..        .23        .27        .28        .27        .22         .24         .22        .21         .27
Depreciation, depletion and
 amortization--oil and gas
 properties.................        .85        .85        .92        .88        .82         .93         .82        .82         .96

------------------------------

(1) The unaudited pro forma operating data for the year ended December 31, 1996 and for the nine months ended September 30, 1997 give effect to the American Acquisition as if it had occurred on January 1, 1996.

                SELECTED HISTORICAL AND PRO FORMA RESERVES DATA

    The following table sets forth information regarding estimated proved reserves of the Company as of the dates indicated and the estimated pro forma proved reserves of the Company as of December 31, 1996 giving effect to the American Acquisition. Estimated recoverable proved reserves have been determined without regard to any economic benefit that may be derived from Fixed-Price Contracts. Such calculations were prepared using standard geological and engineering methods generally accepted by the petroleum industry and in accordance with Commission guidelines. Future net revenue is estimated using oil and gas prices in effect as of the end of each respective year with price escalations permitted only for those properties that have wellhead contracts allowing specific increases. Estimated future operating costs are based on historical operating costs incurred. The amounts shown do not give effect to indirect expenses such as general and administrative expenses, debt service, future income tax expense or to depletion, depreciation and amortization.

                                                                         AS OF DECEMBER 31,
                                          --------------------------------------------------------------------------------
                                                                                                               PRO FORMA
                                             1992         1993          1994          1995          1996          1996
                                          ----------  ------------  ------------  ------------  ------------  ------------
                                                                   (DOLLAR AMOUNTS IN THOUSANDS)
Estimated Proved Reserves (1):
  Natural gas (MMcf)....................     272,691       502,018       574,025       753,919       849,199     1,016,610
  Oil (MBbls)...........................      17,305        20,867        19,317        20,360        23,497        37,881
  Total (MMcfe).........................     376,521       627,222       689,924       876,076       990,179     1,243,894
Reserve Replacement Ratio...............        676%          714%          219%          430%          254%          441%
Reserve Life Index (in years)...........        13.1          14.5          12.7          14.3          13.2          11.5
Estimated Future Net Revenues including
 Fixed-Price Contracts (1)(2)...........  $  757,650  $  1,167,940  $  1,219,760  $  1,531,501  $  2,417,430  $  3,007,462
Present Value including Fixed-Price
 Contracts (1)(2).......................     395,238       588,986       616,005       737,512     1,117,734     1,488,562
Present Value excluding Fixed-Price
 Contracts (1)(2).......................     294,441       455,362       358,766       524,354     1,303,709     1,689,251

------------------------------

(1) Includes for 1996 data relating to a non-core West Texas waterflood property consisting of 34 Bcfe of proved reserves that was sold in January 1997 for $27.1 million. Future net revenues and the Present Value attributable to such property were $68.5 million and $35.9 million, respectively, at December 31, 1996.

(2) Estimated Future Net Revenues and the Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.

                                USE OF PROCEEDS

    The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will exchange Existing Notes (in a like principal amount), the form and terms of which are the same as the form and terms of such Existing Notes, except as otherwise described herein. The Existing Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in the capitalization table. The Company will not receive any proceeds from the Exchange Offer. The net proceeds to the Company from the offering of Existing Notes on December 11, 1997 (the "Existing Notes Offering") were approximately $197 million (after deduction of discounts to the Initial Purchasers and fees and expenses relating to such Offering). The net proceeds of the Existing Notes Offering were used to repay indebtedness incurred and assumed in connection with the American Acquisition and other amounts outstanding under the Bank Credit Facility. See "Capitalization." Bank of Montreal, an affiliate of Nesbitt Burns Securities Inc., The Chase Manhattan Bank, an affiliate of Chase Securities Inc., and NationsBank of Texas, N.A., an affiliate of NationsBanc Montgomery Securities, Inc., are agent banks under the Bank Credit Facility and received their respective proportionate shares of repayment by the Company of the borrowings outstanding under the Bank Credit Facility from the net proceeds of the Existing Notes Offering.

    In connection with the American Acquisition, the Company entered into a new Bank Credit Facility that initially provided for an unsecured committed line of credit of $550 million which terminates on October 14, 2002. In connection with the issuance of the Existing Notes, the Company reduced the Bank Credit Facility commitment to $450 million. As of December 31, 1997, the Company had $261 million principal amount of borrowings outstanding under the Bank Credit Facility. Availability of loans under the Bank Credit Facility is not subject to a borrowing base requirement unless the Company's long-term senior unsecured debt is rated less than BBB- by Standard & Poor's Ratings Services and less than Baa3 by Moody's Investors Service and the majority in interest of the lenders elect to implement a borrowing base requirement. The Bank Credit Facility limits the amount of the Company's Debt (as defined therein) to $700 million of which no more than $625 million may be Senior Debt (as defined therein), prohibits the Company from granting any liens or mortgages on its properties (subject to certain exceptions), requires that the Company maintain a Tangible Net Worth (as defined therein) of at least $400 million plus 50% of the proceeds of any equity offerings and 50% of consolidated net income (for each quarter for which net income is greater than zero beginning with the quarter ending December 31, 1997) and requires the Company to maintain a Funded Debt Ratio (ratio of long-term Debt to EBITDAX as defined therein) of no more than 4.00 to 1.00. As a result of the $700 million limitation on Company Debt, the maximum amount that the Company will be permitted to borrow under the Bank Credit Facility is approximately $400 million for so long as the Notes and the Company's 9 1/4% Senior Subordinated Notes due 2004 remain outstanding. As of December 31, 1997, the Bank Credit Facility had an effective interest rate for borrowings of 6.3% per annum, after giving effect to interest rate swaps.

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents and capitalization of the Company at September 30, 1997, (i) on an historical basis,
(ii) giving pro forma effect to the American Acquisition and (iii) pro forma as adjusted to reflect the foregoing pro forma adjustments, the issuance of the Notes and the application of the net proceeds therefrom (approximately $197 million).

                                                                                       SEPTEMBER 30, 1997
                                                                              ------------------------------------
                                                                                                        PRO FORMA
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                              ----------  -----------  -----------
                                                                                         (IN THOUSANDS)
Cash and cash equivalents...................................................  $   10,551   $  12,003    $  11,753
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------
Long-term debt:
  Bank credit facility......................................................  $  257,000   $ 380,114    $ 182,830
  6 7/8% Senior Notes due 2007(1)...........................................      --          --          198,784
  9 1/4% Senior Subordinated Notes due 2004(2)..............................      99,017      99,017       99,017
  11% Senior Subordinated Notes due 2004(3).................................      --          42,621       42,621
                                                                              ----------  -----------  -----------
    Total long-term debt....................................................     356,017     521,752      523,252
                                                                              ----------  -----------  -----------
Stockholders' equity:
  Preferred stock, $.01 par value, 10,000,000 shares authorized; issued and outstanding in one series designated as follows: $450 Cumulative
    Convertible Preferred Stock, authorized 4,000 shares; none issued and outstanding, actual; 4,000 shares issued and outstanding pro forma
    (aggregate liquidation value $20,000,000)(4)............................      --          21,080       21,080
  Common stock, $.01 par value, 100,000,000 shares authorized; 27,830,000 shares issued and outstanding, actual; 39,137,385 shares issued and
    outstanding pro forma...................................................         278         391          391
  Additional paid-in capital................................................     197,780     401,226      401,226
  Retained earnings.........................................................      88,756      43,534       43,534
                                                                              ----------  -----------  -----------
    Total stockholders' equity..............................................     286,814     466,231      466,231
                                                                              ----------  -----------  -----------
    Total capitalization....................................................  $  642,831   $ 987,983    $ 989,483
                                                                              ----------  -----------  -----------
                                                                              ----------  -----------  -----------

------------------------

(1) Recorded at face amount after deduction of discount.

(2) Recorded at face amount after deduction of unamortized discount.

(3) Recorded at face amount of $35 million plus the "make whole premium" incurred upon prepayment of such notes by the Company on November 17, 1997. Such prepayment was made through availability under the Bank Credit Facility.

(4) Recorded at redemption value as of December 31, 1997, the date upon which the $450 Cumulative Convertible Preferred Stock (the "Convertible Preferred Stock") first became redeemable. On December 31, 1997, the Company redeemed all outstanding shares of Convertible Preferred Stock. As an alternative to redemption, the holders of Convertible Preferred Stock were entitled to convert their shares into Company common stock and cash prior to the redemption date. The Company issued 940,649 shares of Company common stock and $3.9 million in cash upon conversion of Convertible Preferred Stock prior to the redemption date and paid an aggregate of $.4 million to redeem the remaining shares of Convertible Preferred Stock.

                                  THE COMPANY

    Louis Dreyfus Natural Gas is a large independent energy company engaged in the acquisition, development and exploration of natural gas and oil properties, primarily in Texas, Oklahoma and New Mexico, and in the production and marketing of natural gas and crude oil.

RECENT DEVELOPMENTS

    AMERICAN ACQUISITION. On October 14, 1997, the Company completed the acquisition of American, a publicly-held independent energy company with exploration and development activities focused primarily in South Texas, Texas State Waters, the Cotton Valley Reef Trend in East Texas and the Smackover Trend in Arkansas. The acquisition consideration paid to the shareholders of American consisted of 11.3 million shares of Company common stock and $47 million of cash. In addition, $116 million of long-term debt and preferred stock having a liquidation value of $20 million were assumed by the Company in the transaction. Based on the $23.06 closing price of Company common stock on October 14, 1997, the total consideration paid plus long-term debt and preferred stock assumed was $444 million.

    Over the past two years, the Company and American worked together closely on certain projects. Through this association, each company gained an appreciation for their complementary strengths. The Company's strengths include a substantial, long-lived reserve base, a large inventory of low-risk development drilling locations and strong oil and gas operating and product marketing capabilities. American's strengths included a high quality, although shorter-lived, reserve base, a substantial inventory of high potential exploratory prospects and strong prospect generating and technical skills.

    The American Acquisition combines the complementary strengths of each organization and creates a larger and more balanced independent exploration and production company with pro forma proved reserves as of December 31, 1996 totaling approximately 1.2 Tcfe of which 82% was natural gas and 82% was developed. The estimated future net revenues of these reserves as of December 31, 1996 was $3.0 billion with a Present Value of $1.5 billion. Pro forma daily production for the first nine months of 1997 was 304 MMcfe per day resulting in a Reserve Life Index of 11.2 years. The addition of American's proved reserves, which increased the Company's proved reserves by 26%, improves the Company's property mix and operating cash flows available for reinvestment and debt service.

    As a result of the American Acquisition, the Company has a stronger balance sheet, higher operating cash flows and a more diversified property base, as well as significant growth potential through a balance of low-risk development (an estimated 1,350 potential development locations) and higher-risk exploration drilling.

    1997 FINANCIAL RESULTS. On February 3, 1998, the Company announced its results of operations for the fourth quarter and year ended December 31, 1997.

    Excluding the effects of a fourth-quarter impairment charge, the Company reported net income of $31.1 million, or $1.03 per share, on total revenue of $232.9 million for the year ended December 31, 1997. This compares with net income of $21.1 million, or $.76 per share, on total revenue of $189.5 million for 1996. The Company reported cash flows from operating activities (before working capital changes) for the year ended December 31, 1997 of $127.1 million, which compares to $101.0 million for 1996, an increase of 26%. Cash flows from operating activities after consideration of working capital changes were $129.8 million for the year ended December 31, 1997 compared to $101.8 million for 1996. The 1997 increase in revenues and operating cash flows was achieved primarily through growth in oil and gas production and higher oil and gas prices. The Company reported a net loss of $16.1 million, or $.53 per share, after the effects of a $75.2 million non-cash impairment charge ($47.1 million after tax), substantially all of which was recognized as anticipated in connection with the American Acquisition.

    Excluding the non-cash impairment charge, the Company reported net income of $8.4 million, or $.23 per share, on total revenue of $80.1 million for the quarter ended December 31, 1997. This compares to net income of $7.8 million, or $.28 per share, on total revenue of $54.9 million for the fourth quarter of 1996. Cash flows from operating activities (before changes in working capital) for the fourth quarter of 1997 were sharply higher, increasing 43% to $46.8 million compared to $32.6 million for the fourth quarter of 1996. Cash flows from operating activities after consideration of working capital changes were $49.4 million for the fourth quarter of 1997 compared to $32.7 million for the fourth quarter of 1996. This improvement was primarily attributable to higher oil and gas production as a result of the American Acquisition. The Company reported a net loss of $38.7 million, or $1.03 per share, after the effects of the acquisition impairment charge.

GENERAL

    The Company has grown its production and reserves through both acquisitions and drilling operations. Since 1991, in addition to the American Acquisition, the Company has completed a significant number of reserve acquisitions including three acquisitions ranging in size from $87 million to $180 million. Through its acquisition and leasing programs, the Company has accumulated, as of September 30, 1997 on a pro forma basis, interests in approximately 4.5 million gross (1.3 million net) acres on which to conduct future drilling operations. During the three years ended December 31, 1996, the Company drilled 745 gross (450 net) wells with only 34 gross (14 net) dry holes.

    For the five-year period ended December 31, 1996 giving pro forma effect to the American Acquisition, the Company's strategy of growth through acquisitions and drilling has enabled the Company to realize compound annual growth rates in production, proved reserves and cash flows provided by operating activities of 39%, 35% and 62% respectively.

BUSINESS STRATEGY

    The Company's business strategy is to achieve consistent growth in production, reserves and operating cash flows. The Company implements this strategy through the following:

    GROWTH THROUGH DRILLING. In 1994, 1995 and 1996, the Company replaced 116%, 120% and 153%, respectively, of its production, adding 251 Bcfe of proved reserves through the drill bit (including revisions of previous estimates). During this three year period, finding and development costs of reserves added through drilling averaged $.95 per Mcfe. The drilling program is the source of the Company's internally generated growth and is designed to provide a balance between lower risk development drilling in areas where multiple productive oil and gas bearing formations are likely to be encountered, thus reducing dry hole risk, and higher risk exploration drilling which provides the potential for greater production and reserve growth. On a pro forma basis, approximately $132 million, or 61%, of the Company's 1997 drilling budget has been allocated to development activities and the balance of $83 million, or 39%, has been allocated to exploration activities. Subsequent to the American Acquisition, the Company has a combined staff of 50 geologists, geophysicists and reservoir and operations engineers with extensive experience in the areas where its reserves and acreage are located. The staff also has extensive experience in the use of advanced technologies, including 3-D seismic analysis, computer aided mapping and reservoir simulation modeling.

    STRATEGIC ACQUISITIONS. Since January 1, 1990, the Company has completed proved reserve acquisitions, including the American Acquisition, aggregating approximately $1 billion and 1.3 Tcfe. The acquisitions have been geographically concentrated in core areas where the Company possesses considerable expertise and realizes economies of scale. The Company principally targets acquisitions which have further development and exploration potential, have a high degree of operatorship in order to better control the future exploitation of the properties and can be integrated with minimal incremental administrative cost. The Company currently operates 70% of its production.

    LARGE PROPERTY BASE. The Company owns interests in approximately 10,000 wells primarily located in Texas, Oklahoma and New Mexico. Due to the Company's large property base, the loss of production due to unexpected well problems is minimized while the opportunities to generate positive results through the application of improved production technologies is enhanced. The Company has five district offices located central to its principal areas and employs 174 pumpers and other field personnel to provide onsite management of its properties.

    PRICE RISK MANAGEMENT. The Company manages a portion of the risks associated with decreases in prices of natural gas and, to a lesser extent, crude oil through Fixed-Price Contracts. The Company's Fixed-Price Contracts provide a base of predictable cash flows for a portion of the Company's natural gas and oil sales. Since 1990 through September 30, 1997, the Company has generated $40 million in additional operating profits through its price risk management strategies. At September 30, 1997, the pre-tax present value (discounted at 10%) of the future net revenues for the Company's Fixed-Price Contracts, based on the differences between contract prices and forward market prices, was approximately $153 million. Since April 1996, the Company has not entered into Fixed-Price Contracts with a term in excess of 12 months due to a reluctance to sell into the prevailing forward market in which prices trend down or are essentially flat over the next several years. For the first nine months of 1997, 56% of the Company's production was hedged by Fixed-Price Contracts.

CORE AREAS

    The following table sets forth certain information regarding the five core areas where the Company conducts its principal production, development and exploration activities.

                                                                                                             POTENTIAL
                                           PROVED               DAILY         GROSS PRODUCING     GROSS        DRILL
                                      RESERVES(BCFE)(1)     PRODUCTION(2)        WELLS(3)       ACREAGE(3)  SITES(3)(4)
                                     -------------------  -----------------  -----------------  ----------  -----------
Sonora.............................             505                  82              1,680         342,136         575
Mid-Continent......................             421                  99              4,062         916,114         300
Permian............................             147                  38              3,205       1,530,068         500
Gulf Coast.........................              91                  40              1,000         609,055         150
Offshore...........................              80                  45                 83         177,633          30
                                              -----                 ---             ------      ----------       -----
                                              1,244                 304             10,030       3,575,006       1,555
                                              -----                 ---             ------      ----------       -----
                                              -----                 ---             ------      ----------       -----

------------------------

(1) As of December 31, 1996 on a pro forma basis giving effect to the American Acquisition.

(2) Average net daily production for the nine months ended September 30, 1997 on a pro forma basis giving effect to the American Acquisition.

(3) As of September 30, 1997 on a pro forma basis giving effect to the American Acquisition.

(4) Includes identified exploration leads.

    One of the Company's strategic objectives is to concentrate its activities in core geographic areas in which it has experience and expertise. Such geographic concentration permits the Company to achieve economies of scale in connection with its drilling, production and marketing operations. There is substantial synergy between the Company's oil and gas properties and the properties acquired from American. Approximately 70% of the proved reserves acquired in the American Acquisition are located in, or in close proximity to, geographic locations in which the Company already owned proved reserves, primarily in the Gulf Coast and Mid-Continent areas. In addition, the Company will continue to pursue exploration projects in South Texas and in the Cotton Valley Reef Trend in East Texas in which American and the Company were jointly and independently participating before the American Acquisition.

SONORA AREA

    The Sonora area, located on the northeast side of the Val Verde Basin of West Central Texas is comprised of five fields, Sawyer, Shurley Ranch, MMW, Aldwell Ranch and Whitehead. Production is predominantly from the Canyon formation at depths ranging from 2,500 to 6,500 feet and the Strawn formation at depths ranging from 5,000 to 9,000 feet. The Company has executed an aggressive developmental drilling program in the Sonora area since 1993 and has significant further opportunities through infill drilling (40 acre density) and recompletion possibilities. For 1998, the Company plans to drill approximately 128 wells in the Sonora area. The Company has identified 575 undrilled locations of which 111 have been assigned proved undeveloped reserves.

MID-CONTINENT AREA

    The Company's properties in the Mid-Continent area are primarily located in and along the shelf of the Anadarko basin and in Southern Oklahoma. Production is predominantly natural gas from numerous formations of Pennsylvanian and Pre-Pennsylvanian aged rock. Productive depths range from 3,000 to 17,000 feet. For 1998, the Company plans to drill approximately 112 wells in the Mid-Continent area. The Company has identified 300 potential undrilled locations of which 100 have been assigned proved undeveloped reserves.

    SON OF BEVO. The Company is operator of and holds a 35% working interest in this Texas Panhandle prospect. The target zone is the Upper Morrow at a depth at 10,000 feet. After evaluating the results of a 30 square mile 3-D seismic shoot, the Company drilled five wells in the prospect, successfully completing four wells with combined initial production rates of 9.5 MMcfe per day.

PERMIAN AREA

    The Company is actively involved in drilling development and exploration wells in the Delaware basin of Southeast New Mexico and the Val Verde basin and Spraberry trend of West Texas. The primary drilling objectives in this region are the Delaware, Spraberry, Wolfcamp and Morrow sands. For 1998, the Company plans to drill approximately 62 wells in the Permian area. The Company has identified 500 undrilled locations, of which 221 have been assigned proved undeveloped reserves.

    PITCHFORK RANCH. The Company has an option to shoot seismic, acquire leases and drill on approximately 140,000 acres of the Pitchfork Ranch located in North Texas over the next three years. The Company will be operator with at least a 77.5% working interest. Target zones are the Tannehill sand at a depth of 4,500 feet and the Strawn lime at 5,500 feet. The Company has completed a 30 square mile 3-D seismic project in the southern portion of the Pitchfork Ranch and, in September 1997, commenced drilling the first of seven wells planned before year-end. As of December 31, 1997, the Company had drilled three discoveries and one development well with combined initial production of 450 Bbls per day.

GULF COAST AREA

    The Company's properties in the Gulf Coast area consist of varying interests in the A.W.P. (Olmos) Field and the North Tatum Field in East Texas as well as prospective Frio and Wilcox production in the Yoakum Gorge and Southwest Speaks fields and pinnacle reef production in the Cotton Valley Reef Trend.

    YOAKUM GORGE. The Yoakum Gorge prospect, in which the Company has approximately an 87.5% working interest, is located in Lavaca County, Texas. Earlier this year, the Company completed the acquisition of 150 square miles of high-fold 3-D seismic data and began evaluating drilling opportunities on its 60,000 gross acres. The Company began drilling for the shallow targets in 1995 and has successfully completed 23 of 27 wells. The Company expects to drill approximately 22 shallow wells during 1998. The first Lower Wilcox test was recently drilled to a total depth of approximately 15,700 feet and logged approximately 180 feet of pay in multiple Lower Wilcox sands. This well tested at an initial production rate in excess of 7 MMcfe per day from two of 12 productive sands. The Company owns a 100% working interest in this discovery.

    SOUTHWEST SPEAKS. The Company has a 45% working interest in this Lower Wilcox project, which is located east of Yoakum Gorge. Over the past 18 months, the Company has drilled and completed four wells in this project and a fifth well is currently being drilled. Current gross production is 21 MMcf per day with additional volumes expected as the result of well stimulation plans and a recent production facility upgrade.

    COTTON VALLEY REEF TREND. The Company has varying interests in approximately 100,000 acres in the Cotton Valley Reef Trend of East Texas. Last month, the Company finished drilling operations on its initial pinnacle reef target and logged approximately 240 feet of pay in the Cotton Valley Reef. The Company owns a 62% working interest in this discovery with initial production anticipated in the first quarter of 1998. The Company has acquired 3-D seismic data on approximately 130 square miles within the Cotton Valley Reef Trend and currently plans to drill two to four wells in the Cotton Valley Reef Trend during 1998.

OFFSHORE AREA

    The Company owns varying interests in ten operated platforms in the Gulf of Mexico in water depths ranging from 20 to 245 feet and owns varying interests in eight nonoperated platforms. In the Gulf of Mexico, the Company's present leasing and seismic acquisition activities are focused in Texas State Waters in water depths ranging from 20 to 60 feet. With the advent of ocean bottom cabling, high quality 3-D seismic data can now be acquired in the shallow waters. The Company presently has acquired 2,100 miles of recently shot seismic data. The Company plans to drill up to 11 prospects during 1998 and has contracted for a drilling rig scheduled to commence drilling in February 1998.

    The Oil Pollution Act, as recently amended ("OPA"), requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35 million, which may be increased to $150 million in certain circumstances, to cover liabilities related to an oil spill for which such person is statutorily responsible. On March 25, 1997, the Minerals Management Service ("MMS") proposed regulations to implement these financial responsibility requirements under OPA. The Company cannot predict the final form of any financial responsibility regulations that will be adopted by the MMS, but the impact of any such regulations should not be any more adverse to the Company than it will be to other similarly situated companies. OPA also subjects responsible parties to strict, joint and several and potentially unlimited liability for removal costs and certain other damages caused by an oil spill covered by the statute.

NIAGARA MOHAWK MATTERS

    The Company is a party to two Fixed-Price Contracts, both long-term physical delivery contracts, with independent power producers ("IPPs") which sell electrical power under firm, fixed-price contracts to Niagara Mohawk Corporation ("NIMO"), a New York state utility. The Company's Fixed-Price Contracts with such IPPs covered an aggregate of 98 Bcf of natural gas as of September 30, 1997. At September 30, 1997, the net present value of the differential between the fixed prices provided by these contracts and forward market prices, as adjusted for basis and discounted at 10%, was $123 million, or 80% of the net present value attributable to all of the Company's Fixed-Price Contracts. This premium in the fixed prices in these contracts is not reflected in the Company's financial statements until realized. Such contracts contributed $0.9 million to 1996 revenues. The ability of such IPPs to perform their obligations to the Company is dependent on the continued performance by NIMO of its power purchase obligations. NIMO has taken aggressive regulatory, judicial and contractual actions in recent years seeking to curtail power purchase obligations, including its obligations to the IPPs that are counterparties to the Company's Fixed-

Price Contracts described above, and has further stated that its future financial prospects are dependent on its ability to resolve these obligations, along with a number of other matters.

    On July 9, 1997, NIMO entered into a Master Restructuring Agreement (the "MRA") with 16 IPPs, including the Company's counterparties. Pursuant to the MRA, the power purchase agreements between NIMO and the IPPs would be terminated, restated or amended, in exchange for an aggregate of $3.6 billion in cash, $50 million in notes or cash, 46 million shares of NIMO common stock and certain fixed-price swap contracts. The allocation of the consideration among the IPPs has not been disclosed. The closing of the MRA is conditioned upon, among other things, NIMO and the IPPs negotiating their individual restated and amended contracts, the receipt of all regulatory approvals, the receipt of all consents by third parties necessary for the transactions contemplated by the MRA (including the termination of the existing power purchase contracts and the termination or amendment of all related third party agreements), the IPPs entering into new third party arrangements which will enable each IPP to restructure its projects on a reasonably satisfactory economic basis, NIMO having completed all necessary financing arrangements and NIMO and the IPPs having received all necessary approvals from their respective boards of directors, shareholders and partners.

    Discussions between the Company and its IPP counterparties have commenced. Any proceeds received in consideration of termination of a Fixed-Price Contract would be used to repay indebtedness outstanding under the Bank Credit Facility and would be reflected in the Company's balance sheet as deferred hedging gains to be amortized into oil and gas revenues over the original life of the underlying contracts. However, the amount of any proceeds to be received by the Company is subject to negotiation with the Company's counterparties and contingent upon the counterparties participating in the closing of the MRA. At this time, the Company cannot predict whether the conditions precedent to the closing of the MRA will ultimately be satisfied. Negotiations with the Company's counterparties are governed by confidentiality agreements. Cancellation of the contracts would subject a greater portion of the Company's oil and gas production to market prices, which in a low oil and gas price environment could adversely affect the carrying value of the Company's oil and gas properties and could otherwise have an adverse effect on the Company.

                         DESCRIPTION OF EXCHANGE NOTES

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

    The Existing Notes are and the Exchange Notes will be issued under an Indenture, dated as of December 11, 1997 (the "Indenture"), between the Company and LaSalle National Bank, as Trustee (the "Trustee"). The terms of the Exchange Notes and the Existing Notes are identical in all material respects, except for certain transfer restrictions relating to the Existing Notes. The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Existing Notes or, if no interest has been paid on the Existing Notes, from December 11, 1997. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Existing Notes or, if no interest has been paid, from December 11, 1997. Existing Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Existing Notes are accepted for exchange will not receive any payment in respect of interest on such Existing Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

TERMS OF THE EXCHANGE NOTES

    The Exchange Notes will be unsecured senior obligations of the Company, limited to $200 million aggregate principal amount, and will mature on December 1, 2007. The Exchange Notes will bear interest at the rate per annum shown on the cover page hereof from December 11, 1997, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the May 15 or November 15 immediately preceding the interest payment date on June 1 and December 1 of each year, commencing June 1, 1998. The Company will pay interest on overdue principal at 1% per annum in excess of such rate, and it will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be paid on a 360-day year, twelve 30-day month basis.

    The interest rate on the Exchange Notes is subject to increase in certain circumstances if the Company does not file a registration statement relating to the Exchange Offer or if the registration statement is not declared effective on a timely basis or if certain other conditions are not satisfied, all as further described under "The Exchange Offer; Registration Rights."

OPTIONAL REDEMPTION

    The Exchange Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Exchange Notes plus accrued interest to the Redemption Date.

    The amount of the Make-Whole Premium with respect to any Exchange Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

        (i) the sum of the present values, calculated as of the Redemption Date, of:

           (A) each interest payment that, but for such redemption, would have been payable on the Exchange Note (or portion thereof) being redeemed on each interest payment date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

           (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Exchange Note (or portion thereof) being redeemed; over

        (ii) the principal amount of the Exchange Note (or portion thereof) being redeemed.

    The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 20 basis points.

    The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; PROVIDED that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Salomon Brothers Inc or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

    For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Exchange Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

    The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The indebtedness evidenced by the Existing Notes is and the indebtedness evidenced by the Exchange Notes will be senior unsecured obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior indebtedness of the Company and will be senior in right of payments to all existing and future subordinated indebtedness of the Company. As of December 31, 1997, the Company had $261 million principal amount of borrowings outstanding under the Bank Credit Facility, with which the Notes would rank PARI PASSU.

BOOK-ENTRY, DELIVERY AND FORM

    Except as described below, the Notes will initially be issued in the form of one or more Global Notes. The Global Notes will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the Global Notes directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

    Upon the transfer of a Note in definitive form, such Note will, unless the Global Notes have previously been exchanged for Notes in definitive form, be exchanged for an interest in the Global Notes representing the principal amount of Notes being transferred, with certain exceptions for transfers pursuant to Rule 144.

    Notes originally purchased by persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act will be represented upon issuance by a temporary global Note certificate in fully registered form without interest coupons (the "Temporary Certificate") which will not be exchangeable for certificated Notes until the expiration of the "40-day restricted period" within the meaning of Rule 903(c)(3) of Regulation S under the Securities Act. The Temporary Note will be registered in the name of, and held by, a temporary certificate holder until the expiration of such 40-day period, at which time the Temporary Certificate will be delivered to the Trustee in exchange for certificated Notes registered in the names requested by such temporary certificate holder.

    The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly (collectively, the "indirect participants"). Holders who are not participants may beneficially own securities held by or on behalf of the Depository only through participants or indirect participants.

    Upon the issuance of the Global Notes, the Depository will credit, on its book-entry registration and transfer system, the principal amount of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers of such Notes. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction in reliance on Regulation S may hold such interest through CEDEL or Euroclear. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the Global Notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

    So long as the Depository, or its nominee, is the registered holder and owner of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Notes for all purposes of such Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Global Notes. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Notes desires to take any action that the Depository, as the holder of the Global Notes, is entitled to take, the Depository would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal and interest on Notes represented by the Global Notes registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depository or its nominee, upon receipt of any payment of principal of or interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until it is exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

    Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive form of like tenor as such Notes in denominations of U.S. $1,000 and integral multiples thereof if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Global Notes or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act and a successor Depository is not appointed by the Company within 90 days, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes, (iii) an Event of Default has occurred and is continuing or (iv) upon the occurrence of certain other events. Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depository or its nominee.

SAME-DAY PAYMENT

    The Indenture requires that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

CERTAIN COVENANTS

    The Indenture does not limit the amount of indebtedness or other obligations that may be incurred by the Company and its subsidiaries and does not contain provisions which would give holders of the Notes the right to require the Company to repurchase their Notes in the event of a decline in the credit rating of the Company's debt securities. The Indenture contains covenants including, among others, the following:

    LIMITATION ON LIENS. The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or Indebtedness of any Subsidiary that owns or leases any Principal Property (whether such Principal Property, shares of stock or Indebtedness are now owned or hereafter acquired) unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. The Indenture provides that neither the Company nor any Subsidiary will enter into any Sale and Leaseback Transaction with respect to any Principal Property unless either (a) the Company or such Subsidiary would be entitled, pursuant to the provisions of the Indenture, to incur Indebtedness secured by a Lien on the property to be leased without equally and ratably securing the Notes or (b) the Company, within 180 days after the effective date of such transaction, applies to the voluntary retirement of its funded debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the property leased in such transaction or the fair value, in the opinion of the Board of Directors, of the leased property at the time such transaction was entered into. See also "Exempted Indebtedness" below.

    EXEMPTED INDEBTEDNESS. Notwithstanding the foregoing limitations on Liens and Sale and Leaseback Transactions, the Company and its Subsidiaries may issue, assume, or guarantee Indebtedness secured by a Lien without securing the Notes, or may enter into Sale and Leaseback Transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the aggregate value of all such Sale and Leaseback Transactions does not at any time exceed 15% of the Adjusted Consolidated Net Tangible Assets of the Company.

    MERGER AND CONSOLIDATION. The Indenture provides that the Company, without the consent of the Holders of any of the outstanding Notes, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, the Company; PROVIDED that (a) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (b) the successor, transferee or lessee, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes by means of a supplemental indenture entered into with the Trustee; (c) after giving effect to the transaction, no Default shall have occurred and be continuing; and (d) certain other conditions are met.

    Under any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the

Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

    An Event of Default is defined in the Indenture to be a (i) default in the payment of any interest upon any of the Notes for 30 days or more after such payment is due, (ii) default in the payment of the principal of and premium, if any, on any of the Notes when due, (iii) default by the Company in the performance of any of its other covenants in the Indenture which will not have been remedied by the end of a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, and (iv) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary.

    The Indenture provides that if an Event of Default (other than of a type referred to in clause (iv) of the preceding paragraph) shall have occurred and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of all Notes to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. If an Event of Default of the type referred to in clause (iv) of the preceding paragraph shall have occurred, the principal amount of the outstanding Notes shall automatically become immediately due and payable.

    The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; PROVIDED that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

    The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of the Holders of Notes.

    No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

    The Indenture requires the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of his knowledge that the Company is not in default under certain covenants under the Indenture or if he has knowledge that the Company is in such default, specifying such default.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder of the Notes, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (PROVIDED that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder of the Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

    The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" (other than the covenant described under "--Certain Covenants Merger and Consolidation"), and the bankruptcy provisions with respect to Significant Subsidiaries described under "--Events of Default" above and the limitations contained in clauses (c) and (d) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii) or (iv) under "--Events of Default" above or because of the failure of the Company to comply with clause (c) or (d) under "--Certain Covenants--Merger and Consolidation" above.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law).

CONCERNING THE TRUSTEE

    LaSalle National Bank is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

    The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, the remainder of:

        (a) the sum of (i) discounted future net revenues from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines (including adjustment for prices payable to the Company and its Subsidiaries under Oil and Gas Hedging Contracts) before any state, Federal or foreign income taxes, as estimated by the Company and confirmed by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year for which audited financial statements are available, as increased by, as of the date of determination, the estimated discounted future net revenues from (A) estimated proved oil and gas reserves acquired since such year-end, which reserves were not reflected in such year-end reserve report, and (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since such year-end due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from (C) estimated proved oil and gas reserves produced or disposed of since such year-end and (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since such year-end due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); PROVIDED that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless there is a Material Change as a result of such acquisitions, dispositions or revisions, in which event the discounted future net revenues utilized for purposes of this clause (a)(i) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest available annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (A) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (B) the appraised value, as estimated by independent appraisers, of other tangible assets of the Company and its Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus (b) the sum of (i) Minority Interests, (ii) any net gas balancing liabilities of the Company and its Subsidiaries reflected in the Company's latest audited financial statements,
    (iii) to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments (determined, if applicable, using the schedules specified with respect thereto) and (iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments (determined, if applicable, using the schedules specified with respect thereto). If the Company changes its method of accounting from the successful efforts method to the full cost or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the successful efforts method of accounting.

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means each day which is not a Legal Holiday.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof, (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property;
(ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction other than entered into in the ordinary course of business; (iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person's legal liability; PROVIDED that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets of the property securing such Lien; (v) all indebtedness of others (including all interest and dividends on any Indebtedness or Preferred Stock of any other Person for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and (vi) obligations in respect of Currency Agreements, Oil and Gas Hedging Contracts and Interest Rate Agreements.

    "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to the Company or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

    "Material Change" means an increase or decrease (except to the extent resulting from changes in prices) of more than 30% during a fiscal quarter in the estimated discounted future net revenues from proved oil and gas reserves of the Company and its Subsidiaries, calculated in accordance with clause (a)(i) of the definition of Adjusted Consolidated Net Tangible Assets; PROVIDED, HOWEVER, that the following will be excluded from the calculation of Material Change: (a) any acquisitions during the quarter of oil and gas reserves with respect to which the Company's estimate of the discounted future net revenues from proved oil and gas reserves has been confirmed by independent petroleum engineers; and
(b) any dispositions of Properties during such quarter.

    "Minority Interest" means any shares of stock of any class of a Subsidiary that are not owned by the Company or a Subsidiary.

    "Net Working Capital" means (a) all current assets of the Company and its Subsidiaries, less (b) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in consolidated financial statements of the Company prepared in accordance with GAAP.

    "Oil and Gas Business" means the business of exploiting, exploring for, developing, acquiring, operating, producing, processing, gathering, marketing, storing, selling, hedging, treating, swapping, refining and transporting hydrocarbons and other related energy businesses.

    "Oil and Gas Hedging Contract" means, with respect to any Person, any agreement or arrangement, or any combination thereof, relating to oil and gas or other hydrocarbon prices, transportation or basis costs or differentials or other similar financial factors, that is customary in the Oil and Gas Business and is entered into by such Person in the ordinary course of its business for the purpose of limiting or managing risks associated with fluctuations in such prices, costs, differentials or similar factors.

    "Oil and Gas Liens" means (a) Liens on any specific property or any interest therein, construction thereon or improvement thereto to secure all or any part of the costs incurred for surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such property and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and gas producing properties, or any interest therein, costs incurred for "development" shall include costs incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests); (b) Liens on an oil or gas producing property to secure obligations incurred or guarantees of obligations incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property; (c) Liens arising under partnership agreements, oil and gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, incentive compensation programs for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company, master limited partnership agreements, farmin agreements, farmout agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, gas or other hydrocarbons, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts, area of mutual interest agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, and other agreements which are customary in the Oil and Gas Business; PROVIDED, HOWEVER, in all instances that such Liens are limited to the assets that are the subject of the relevant agreement, program, order or contract; (d) Liens arising in connection with Production Payments and Reserve Sales; and (e) Liens on pipelines or pipeline facilities that arise by operation of law.

    "Permitted Liens" means, with respect to any Person: (i) Liens existing on the Issue Date; (ii) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Subsidiaries; (iii) Liens in favor of the Company or any of its Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds; (vi) Liens on Property to secure Indebtedness incurred for the purpose of (A) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (B) financing all or any part of the cost of construction, improvement, development or expansion of any such Property; (vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens on current assets of Subsidiaries securing Indebtedness of such Subsidiaries; (ix) Oil and Gas Liens; (x) Liens securing Oil and Gas Hedging Contracts; (xi) any Lien incurred in the ordinary course of business incidental to the conduct of the business of the Company or the ownership of its Property including rights of collecting banks having rights of setoff, revocation, refund or chargeback with respect to money or instruments of the Company on deposit with or in the possession of such banks; (xii) Liens incurred to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice; (xiii) Liens for taxes, assessments and governmental charges not yet due or the validity of which are being contested in good faith by appropriate proceedings, promptly instituted and diligently conducted, and for which adequate reserves have been established to the extent required by GAAP as in effect at such time; and (xiv) any extensions, substitutions, replacements or renewals in whole or in part of a Lien (an "existing Lien") enumerated in clauses (i) through (xiii) above; PROVIDED that the Lien may not extend beyond
(A) the Property or Indebtedness subject to the existing Lien and (B) improvements and construction on such Property and the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "Principal Property" means any Property owned or leased by the Company or any Subsidiary, the gross book value of which exceeds two percent of Adjusted Consolidated Net Tangible Assets.

    "Production Payments and Reserve Sales" means the grant or transfer by the Company or a Subsidiary of the Company to any Person of a royalty, overriding royalty, net profits interest, production payment (whether volumetric or dollar denominated), partnership or other interest in oil and gas properties, reserves or the right to receive all or a portion of the production or the proceeds from the sale of production attributable to such properties where the holder of such interest has recourse solely to such production or proceeds of production, subject to the obligation of the grantor or transferor to operate and maintain, or cause the subject interests to be operated and maintained, in a reasonably prudent manner or other customary standard or subject to the obligation of the grantor or transferor to indemnify for environmental, title or other matters customary in the Oil and Gas Business, including any such grants or transfers pursuant to incentive compensation programs on terms that are reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Company or a Subsidiary of the Company.

    "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

    "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Principal Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Principal Property executed by the time of, or within 24 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

    "SEC" means the Securities and Exchange Commission.

    "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

    "Stated Maturity", when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

    "Subsidiary" of any Person means (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

    "Wholly-Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly-Owned Subsidiaries.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The Existing Notes were originally sold by the Company on December 11, 1997, to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Existing Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, or outside the United States in compliance with Regulation S under the Securities Act. Pursuant to the Purchase Agreement the Company entered into a registration rights agreement with the Initial Purchasers (the "Registration Agreement") pursuant to which the Company agreed, for the benefit of the holders of the Existing Notes, at the Company's cost, to (i) file a registration statement (the "Exchange Offer Registration Statement") within 150 days after the date of original issuance of such Existing Notes (the "Issue Date") with the Commission with respect to registered offers to exchange each of such Existing Notes for debentures (the "Exchange Notes") with terms identical in all material respects thereto (except that the Exchange Notes will not contain terms with respect to transfer restrictions or the special interest payments described below), and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the Issue Date. Promptly after the Exchange Offer Registration Statement is declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Existing Notes (the "Exchange Offer"). The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Existing Notes.

    For each Existing Note properly tendered and accepted pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Existing Note will receive an Exchange Note having a principal amount equal to that of the Existing Note tendered. Interest on each Exchange Note will accrue from the last respective interest date on which interest was paid on the Existing Note tendered in exchange therefor or, if no interest has been paid on such Existing Note, from the Issue Date.

    Based on existing interpretations of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties with respect to similar transactions, including "Exxon Capital Holdings Corporation" (available May 13, 1988) and "Morgan Stanley & Co. Incorporated" (available June 5, 1991) and similar no-action letters, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. As the Company has not sought a no-action letter with respect to the Exchange Offer, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer. However, any holder of Existing Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any Initial Purchasers (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Existing Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Exchange Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

    Each holder of the Existing Notes (other than certain specified holders) who wishes to exchange Existing Notes for Exchange Notes in the Exchange Offer will be required to represent in the Letter of Transmittal that among other things
(i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities
Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (an "Exchanging Dealer") who acquired the Existing Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Agreement, the Company is required to allow Exchanging Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for a period of 180 days (exclusive of any period during which a stop order shall be in effect suspending the effectiveness of the Registration Statement) after the consummation of the Exchange Offer.

    In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer with respect to the Notes, or if for any reason the Exchange Offer Registration Statement is not declared effective within 180 days following the Issue Date, or upon the request of the Initial Purchasers under certain circumstances, the Company will, in lieu of effecting the registration of the applicable Exchange Notes pursuant to the Exchange Offer Registration Statement and at its cost, (i) as promptly as practicable, file with the Commission a Shelf Registration Statement (the "Shelf Registration Statement") covering resales of the Existing Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 210th day after the Issue Date (or promptly in the event of a request by the Initial Purchasers) and (iii) keep effective the Shelf Registration Statement until the earliest of (x) the second anniversary of the Issue Date (or the first anniversary of the effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers), (y) the time when the Existing Notes registered thereunder can be sold by non-affiliates pursuant to Rule 144 under the Securities Act without limitation under clauses (c), (e), (f) and (h) of Rule 144, or (z) such time as all the Existing Notes registered thereunder have been sold. See "--Resale of the Exchange Notes." During any consecutive 365-day period, the Company will have the ability to suspend the availability of the Shelf Registration Statement for up to two periods of up to 45 consecutive days, but no more than an aggregate of 60 days during any 365-day period. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of such Existing Notes copies of the prospectus which is part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for such Existing Notes has become effective and take certain other actions as are required to permit unrestricted resales of such Existing Notes. A holder of such Notes that sells such Existing Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of such Existing Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Agreement in order to have their Existing Notes included in the Shelf Registration Statement and to benefit from the provisions regarding Special Interest set forth in the following paragraph. If the Company has consummated the Exchange Offer, then, subject to certain limited exceptions, the Company will have no obligation to file or to maintain the effectiveness of a Shelf Registration Statement with respect to any Existing Notes that are not tendered in the Exchange Offer.

    In the event that (i) by the 150th day following the Issue Date, the Exchange Offer Registration Statement is not filed with the Commission, (ii) by the 180th day following the Issue Date, neither the Exchange Offer Registration Statement is declared effective nor (if the Exchange Offer is not permitted as described above) the Shelf Registration Statement is filed with the Commission, or (iii) by the 210th day following the Issue Date, the Exchange Offer is not consummated or the Shelf Registration Statement is not declared effective with respect thereto (each such event referred to in clauses (i) through (iii), a "Registration Default"), interest will accrue on the applicable Existing Notes (in addition to stated interest on such Notes) which, except as provided below, shall be the sole and exclusive remedy for such

Registration Default from and including the next day following each such Registration Default. In each case such additional interest (the "Special Interest") will be payable in cash semiannually in arrears each June1 and December 1, at a rate per annum equal to 0.25% of the principal amount of such Existing Notes for each such Registration Default. The aggregate amount of Special Interest payable pursuant to the above provisions will in no event exceed 0.25% per annum of the principal amount of such Existing Notes which, except as provided below, shall be the sole and exclusive remedy for such Registration Default. Upon (a) the filing of the Exchange Offer Registration Statement after the 150-day period described in clause (i) above, (b) the effectiveness of the Exchange Offer Registration Statement or the filing of the Shelf Registration Statement after the 180-day period described in clause (ii) above or (c) the consummation of the Exchange Offer for such Notes or the effectiveness of a Shelf Registration Statement, as the case may be, after the 210-day period described in clause (iii) above, the Special Interest payable on such Notes as a result of the applicable Registration Default will cease to accrue. For purposes of the preceding sentence, the curing of a Registration Default by the means described in clause (b) above shall constitute a cure of the Registration Defaults described in clauses (i) and (ii) above, and the curing of a Registration Default by the means described in clause (c) above shall constitute a cure of the Registration Defaults described in clauses (i),
(ii) and (iii) above. The Company will have no other liabilities for monetary damages with respect to the above; PROVIDED, HOWEVER, that in the event the Company breaches, fails to comply with or violates certain provisions of the Registration Agreement, the holders of Existing Notes shall be entitled to, and the Company shall not oppose the granting of, equitable relief, including injunction and specific performance.

    In the event that a Shelf Registration Statement is declared effective pursuant to the paragraph preceding the immediately preceding paragraph, if the Company fails to keep such Registration Statement continuously effective for the period required by the Registration Agreement (except as specifically permitted therein), then from such time as the Shelf Registration Statement is no longer effective until the earlier of (i) the date that the Shelf Registration Statement is again deemed effective and (ii) the date that is the earliest of
(x) the second anniversary of the Issue Date (or until the first anniversary of the effective date if the Shelf Registration Statement is filed at the request of the Initial Purchasers), (y) the time when the Existing Notes registered thereunder can be sold by non-affiliates pursuant to Rule 144 under the Securities Act without any limitation under clauses (c), (e), (f) and (h) of Rule 144, or (z) the date as of which all such Existing Notes are sold pursuant to the Shelf Registration Statement, Special Interest shall accrue at a rate per annum equal to 0.25% of the principal amount of the Existing Notes which, except as provided below, shall be the sole and exclusive remedy for such Registration Default and shall be payable in cash semiannually in arrears each June 1 and December 1. The Company will have no other liabilities for monetary damages with respect to the above; PROVIDED, HOWEVER, that in the event the Company breaches, fails to comply with or violates certain provisions of the Registration Agreement, the holders of Existing Notes shall be entitled to, and the Company shall not oppose the granting of, equitable relief, including injunction and specific performance.

    The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is available upon request to the Company.

    Following the consummation of the Exchange Offer, holders of the Existing Notes who were eligible to participate in the Exchange Offer but who did not tender their Existing Notes will not have any further exchange or registration rights and such Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Existing Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Existing Notes accepted in the Exchange Offer. Holders may tender some or all of their Existing Notes pursuant to the Exchange Offer. However, Existing Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the Exchange Notes are the same as the form and terms of the Existing Notes except (i) the Exchange Notes bear a different CUSIP Number from the Existing Notes and (ii) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the Indenture.

    As of the date of this Prospectus, $200,000,000 aggregate principal amount of Existing Notes are outstanding. The Company has fixed the close of business on February 12, 1998 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

    Holders of the Existing Notes do not have any appraisal or dissenters' rights under the General Corporation Act of Oklahoma or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

    The Company shall be deemed to have accepted validly tendered Existing Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

    If any tendered Existing Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Existing Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Existing Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions of the Letter of Transmittal, transfer taxes with respect to the exchange of Existing Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than the transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on March 23, 1998 unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    The Company reserves the right (i) to delay accepting any Existing Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

PROCEDURES FOR TENDERING

    The tender of Existing Notes pursuant to any of the procedures set forth in this Prospectus and in the Letter of Transmittal will constitute a binding agreement between the Tendering Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. The tender of Existing Notes will constitute an agreement to deliver good and marketable title to all tendered Existing Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

    EXCEPT AS PROVIDED IN "--GUARANTEED DELIVERY PROCEDURES," UNLESS THE EXISTING NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. ISSUANCE OF EXCHANGE NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED EXISTING NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS. NOTWITHSTANDING THE FOREGOING, DTC PARTICIPANTS TENDERING THROUGH ATOP WILL BE DEEMED TO HAVE MADE VALID DELIVERY WHERE THE EXCHANGE AGENT RECEIVES AN AGENT'S MESSAGE (DEFINED BELOW) PRIOR TO THE EXPIRATION DATE.

    Accordingly, to properly tender Existing Notes, the following procedures must be followed:

    EXISTING NOTES HELD THROUGH DTC. Each Beneficial Owner holding Existing Notes through a DTC Participant must instruct such DTC Participant to cause its Existing Notes to be tendered in accordance with the procedures set forth in this Prospectus.

    Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant holding Existing Notes through DTC must (i) electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth below and in the Notice of Guaranteed Delivery. See "--Guaranteed Delivery Procedures."

    The Exchange Agent will (promptly after the date of this Prospectus) establish accounts at DTC for purposes of the Exchange Offer with respect to Existing Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Existing Notes into the Exchange Agent's account through ATOP. However, although delivery of interests in the Existing Notes may be effected through book-entry transfer into the Exchange Agent's account through ATOP, an Agent's Message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the Exchange Agent at its address set forth under "--Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Exchange Agent. The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

    The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participants have received a Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participants.

    Cede & Co., as the Holder of the global certificates representing the Existing Notes (each a "Global Security," or together, the "Global Securities"), will tender a portion of each of the Global Securities equal to the aggregate principal amount due at the stated maturity for which instructions to tender are given by DTC Participants.

    EXISTING NOTES HELD BY HOLDERS. Each Holder must (i) complete and sign and mail or deliver the accompanying Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, to the Exchange Agent at its address set forth under "--Exchange Agent," or (ii) comply with the guaranteed delivery procedures set forth below and in the Notice of Guaranteed Delivery. See "--Guaranteed Delivery Procedures."

    All signatures on a Letter of Transmittal must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"); PROVIDED, HOWEVER, that signatures on a Letter of Transmittal need not be guaranteed if such Existing Notes are tendered for the account of an Eligible Institution, including (as such terms are defined in Rule 17Ad-15): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program.

    If a Letter of Transmittal or any Existing Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

    Holders should indicate in the applicable box in the Letter of Transmittal the name and address to which substitute certificates evidencing Existing Notes for amounts not tendered are to be issued or sent, if different from the name and address of the person signing the Letter of Transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. If no instructions are given, such Existing Notes not tendered, as the case may be, will be returned to the person signing the Letter of Transmittal.

    By tendering, each Holder and each DTC Participant will make to the Company the representations set forth in the fourth paragraph under the heading "--Purpose and Effect of the Exchange Offer."

    No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, as the case may be, each Tendering Holder waives any right to receive any notice of the acceptance for purchase of its Existing Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Existing Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Exchange Offer and any irregularities or conditions of tender as to particular Existing Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. The Company and the Exchange Agent shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    LETTERS OF TRANSMITTAL AND EXISTING NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR EXISTING NOTES TO THE COMPANY OR DTC.

    The method of delivery of Existing Notes and Letters of Transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or Letters of Transmittal and, except as otherwise provided in the applicable Letter of Transmittal, delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

    EXISTING NOTES HELD THROUGH DTC. DTC Participants holding Existing Notes through DTC (the "Book-Entry Transfer Facility") who wish to cause their Existing Notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the Expiration Date, may cause a tender to be effected if:

        (a) guaranteed delivery is made by or through an Eligible Institution;

        (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided by the Company herewith; and

        (c) Book-Entry Confirmation and an Agent's Message in connection therewith (as described above) are received by the Exchange Agent within three New York Stock Exchange trading days after the date of the execution of the Notice of Guaranteed Delivery.

    EXISTING NOTES HELD BY HOLDERS. Holders who wish to tender their Existing Notes and (i) whose Existing Notes are not immediately available, (ii) who cannot deliver their Existing Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

        (a) the tender is made through an Eligible Institution;

        (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Existing Notes and the principal amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Existing Notes (or a confirmation of book-entry transfer of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Existing Notes in proper form for transfer (or a confirmation or book-entry transfer of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon three New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Existing Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    EXISTING NOTES HELD THROUGH DTC. DTC Participants holding Existing Notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the Expiration Date, withdraw the instruction given thereby by delivering to the Exchange Agent, at its address set forth under "--Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount due at the stated maturity of the Existing Notes to which such withdrawal relates and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such written notice of withdrawal by the Exchange Agent.

    EXISTING NOTES HELD BY HOLDERS. Holders may withdraw a tender of Existing Notes in the Exchange Offer, by a telegram, telex, letter or facsimile transmission notice of withdrawal received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Existing Notes to be withdrawn (the "Depositor"), (ii) identify the Existing Notes to be withdrawn (including the certificate number(s) and principal amount due at the stated maturity of such Existing Notes, or, in the case of Existing Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Existing Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Existing Notes register the transfer of such Existing Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Existing Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Existing Notes so withdrawn are validly re-tendered. Any Existing Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be re-tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

    All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution; PROVIDED, HOWEVER, that signatures on the notice of withdrawal need not be guaranteed if the Existing Notes being withdrawn are held for the account of an Eligible Institution.

    A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC Participant or a Holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this Prospectus.

    A withdrawal of a tender of Existing Notes by a DTC Participant or a Holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, and subject to its obligations pursuant to the Registration Agreement, the Company shall not be required to accept for exchange, or exchange securities for, any Existing Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Existing Notes, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the judgment of the Company upon written advice of counsel, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of the subsidiaries; or

        (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the judgment of the Company and based on written advice of counsel, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (c) any governmental approval has not been obtained, which approval the Company shall, in its discretion and based on written advice of counsel, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    If any of the conditions are not satisfied, the Company may (i) refuse to accept any Existing Notes and return all tendered Existing Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Existing Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Existing Notes (see "--Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Existing Notes which have not been withdrawn.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time upon advice of outside counsel. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Existing Notes tendered and no Exchange Notes will be issued in exchange for any such Existing Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

    The Exchange Offer is not conditioned on any minimum principal amount of Existing Notes being tendered for exchange.

EXCHANGE AGENT

    LaSalle National Bank has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

       LaSalle National Bank
       135 South LaSalle Street
       Chicago, Illinois 60603
       Attention: Diane Swanson
       Telephone: (312) 904-2936
       Facsimile: (312) 904-2236

    Delivery to an address other than as set forth above, or transmission of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the same carrying value as the Existing Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes under generally accepted accounting principles.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Existing Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Existing Notes may be resold only (i) to the Company, (ii) so long as such Existing Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a "qualified institutional buyer," as defined in Rule 144A under the Securities Act (a "QIB"), that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (iii) outside the United States in accordance with Regulation S, (iv) to an institution that is an "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (an "Institutional Accredited Investor") who has certified to the Company and the Trustee for the Existing Notes that such transferee is an Institutional Accredited Investor and is acquiring such Notes for investment purposes and not for distribution, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if applicable) under the Securities Act or
(v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE EXCHANGE NOTES

    With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives Exchange Notes in the ordinary course of business, whether or not such person is the holder (other than (i) a broker-dealer who purchases such Exchange Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives Exchange Notes in exchange for Existing Notes, and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Securities were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

    As contemplated by these no-action letters and the Registration Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder or the person receiving such Exchange Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging, and does not intend to engage, in the distribution of the Exchange Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes, it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each broker-dealer that receives any Exchange Notes for its own account in exchange for Existing Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. For a description of the procedures for such resales by broker-dealers, see "Plan of Distribution."

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the principal U.S. federal income tax consequences (and, to a limited extent, U.S. federal estate tax consequences) resulting from (i) the exchange of Existing Notes for Exchange Notes and (ii) the beneficial ownership of Notes by certain persons. This summary does not purport to consider all the possible U.S. federal income tax consequences that may affect a particular Tendering Holder in light of such Tendering Holder's individual investment circumstances and is not intended to reflect the particular tax position of any Tendering Holder. It deals only with Notes held as capital assets. Moreover, except as expressly indicated, it does not address Tendering Holders that may be subject to special tax rules, such as banks, insurance companies, dealers in securities or currencies, purchasers that hold Notes as a hedge against currency risks or as part of a straddle with other investments or as part of "synthetic security" or other integrated investment (including a "conversion transaction") comprised of a Note and one or more other investments, or purchasers that have a "functional currency" other than the U.S. dollar. Except to the extent discussed below under "Non-U.S. Holders," this summary is not applicable to non-U.S. persons not subject to U.S. federal income tax on their worldwide income. This summary is based upon the U.S. federal tax laws and regulations as now in effect and as currently interpreted and does not take into account possible changes in such tax laws or such interpretations, any of which may be applied retroactively. It does not address any description of gift, estate (except to a limited extent), state, local or foreign taxation that may be applicable to the Notes or holders thereof. Tendering Holders should consult their own tax advisors concerning the application of the U.S. federal tax laws to their participation in the Exchange Offer and the ownership and disposition of Notes as well as any consequences to them under the laws of any other taxing jurisdiction.

U.S. HOLDERS

    The following discussion is limited to certain material U.S. federal income tax consequences relevant to a holder of a Note that is (i) an individual who is a citizen or resident of the U.S., (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, (iv) a trust if the primary supervision over the administration of such trust can be exercised by a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of such trust or (v) a person otherwise subject to U.S. federal income taxation on its worldwide income (a "U.S. Holder"). Certain material U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

    EXCHANGE OFFER. The exchange of Existing Notes for Exchange Notes will not be treated as an "exchange" for U.S. federal income tax purposes to U.S. Holders because the Exchange Notes will not be considered to differ materially in kind or extent from the Existing Notes. As a result, there will be no U.S. federal income tax consequences to Tendering Holders pursuant to the Exchange Offer. A U.S. Holder should have the same adjusted basis and holding period in the Exchange Note as it had in the Existing Note immediately before the exchange.

    PAYMENTS OF INTEREST. In general, interest paid on the Notes will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the Holder's usual method of accounting for U.S. federal income tax purposes.

    SALE, EXCHANGE OR REDEMPTION OF THE NOTES. Upon the disposition of a Note by sale, exchange or redemption (including pursuant to an offer by the Company), a U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange or redemption (other than amounts attributable to accrued interest not yet taken into income) and (ii) the U.S. Holder's adjusted tax basis in the Note. Generally, a U.S. Holder's adjusted tax basis in a Note will equal the cost of the Note to the U.S. Holder increased by any market discount included in income and reduced by any bond premium amortized by the U.S. Holder.

    Assuming the Note is held as a capital asset, such gain or loss (except to the extent that the market discount rules otherwise provide) will generally constitute capital gain or loss, which will be either long-term or short-term if the U.S. Holder is a corporation; or long-term, mid-term or short-term if the U.S. Holder is a non-corporate entity, depending on the U.S. Holder's holding period.

NON-U.S. HOLDERS

    Under present U.S. federal income and estate tax law and subject to the discussion of backup withholding below:

        (a) payments of principal and interest on the Notes by the Company or any agent of the Company to any Holder that is not a U.S. Holder or partnership created or organized under the laws of the U.S. or any state thereof including the District of Columbia (a "Non-U.S. Holder") will not be subject to U.S. federal income and withholding tax if the following requirements of the "portfolio interest" exception are satisfied: (i) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (ii) the Non-U.S. Holder is not a controlled foreign corporation that is related to the Company (directly or indirectly) through stock ownership and (iii) either (A) the beneficial owner of the Notes certifies to the Company or its agent, under penalties of perjury, that he is not a "United States person" (as defined by the Code) and provides his name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Notes on behalf of its beneficial owner certifies to the Company or its agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof;

        (b) except as otherwise provided below, a Non-U.S. Holder will not be subject to U.S. federal income and withholding tax on gain realized on the sale, exchange or redemption of a Note provided that, in the case of any gain representing accrued interest, the conditions described in (a) above are satisfied; and

        (c) a Note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax as a result of such individual's death if, at the time of such death, the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and the income on the Notes or Exchange Notes would not have been effectively connected with the conduct of a trade or business by the individual in the U.S.

    If a Non-U.S. Holder is engaged in a trade or business in the U.S. and interest on the Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph (provided that such holder properly claims such exemption), may be subject to U.S. federal income tax on such interest in the same manner as if it were a U.S. Holder. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on the Note will be included in such foreign corporation's effectively connected earnings and profits.

    Any gain realized by the Non-U.S. Holder upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with a trade or business conducted by the Non-U.S. Holder in the U.S., (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the U.S. for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain U.S. expatriates.

    If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in relevant part above, payments of interest to the Non-U.S. Holder will be subject to U.S. federal income and withholding tax at a rate of 30% unless the beneficial owner of the Note provides the Company or its agent with a properly executed (i) Internal Revenue Service Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty, or (ii) Internal Revenue Service Form 4224 (or successor form) stating that the interest paid on the Note is not subject to U.S. federal income and withholding tax because such interest income is effectively connected with the beneficial owner's conduct of a trade or business in the U.S.

    Recently adopted Treasury Regulations not yet in effect (the "Final Regulations"), would alter the foregoing rules in certain respects. In general, the Final Regulations are generally effective for payments made after December 31, 1998. Under the Final Regulations, a Non-U.S. Holder seeking an exemption under (i) or (ii) of the preceding paragraph would generally be required to provide a beneficial owner certificate on Form W-8, which form may include, among other things, the Non-U.S. Holder's taxpayer identification number. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in the entity. The foregoing is not intended to be a complete discussion of the provisions of the Final Regulations, and Non-U.S. Holders are urged to consult their advisors with respect to the effect that the Final Regulations will have when they become effective.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Under the Code, a U.S. Holder of a Note may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to payments of interest or the gross proceeds from the sale, exchange or redemption of a Note. This withholding applies only if a U.S. Holder
(i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report interest or dividends properly, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty or perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts. U.S. Holders of Notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption.

    Under current Treasury Regulations, backup withholding and information reporting will not apply to payments made by the Company or any agent thereof (in its capacity as such) to a Non-U.S. Holder of a Note if such holder has provided the required certification that it is not a United States person as set forth in clause (iii) in the first paragraph under "Non-U.S. Holders," or has otherwise established an exemption (provided that neither the Company nor its agent has actual knowledge that the holder is a United States person or that the conditions of any exemption are not in fact satisfied).

    Payment of the proceeds from the sale of a Note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding, except that information reporting may apply to such payments if the broker is a (i) United States person, (ii) a controlled foreign corporation for U.S. tax purposes or (iii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close if its taxable year preceding the payment was effectively connected with a U.S. trade or business. Payment of the proceeds from a sale of a Note to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

    The Final Regulations may change the procedures for exemption from backup withholding. These regulations are generally effective for payments made after December 31, 1998, subject to certain transition rules. Non-U.S. Holders should consult their own tax advisors with respect to the impact, it any, of the Final Regulations.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes, where such Exchange Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement) after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 14, 1998 all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commission or concessions from any such broker-dealer and/ or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement), the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents pursuant to a Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for certain holders of the Existing Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters in connection with the Exchange Notes offered hereby will be passed upon for the Company by Crowe & Dunlevy, A Professional Corporation, Oklahoma City, Oklahoma.

                                    EXPERTS

    The consolidated financial statements and related financial statement schedule of the Company incorporated herein by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated herein by reference. Such consolidated financial statements and financial statement schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The audited consolidated financial statements of American incorporated herein by reference from American's Annual Report on Form 10-K for the year ended December 31, 1996, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing and in giving said report. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting for impairments of proved oil and gas properties in 1994 as discussed in Note 1 to the audited consolidated financial statements.

    Certain estimates of oil and gas reserves of the Company and related information as of December 31, 1996 included in this Prospectus or incorporated by reference herein have been reviewed by Ryder Scott Company, independent petroleum engineers, as set forth in their report with respect thereto and all such information has been so included and incorporated in reliance upon the authority of such firm as experts regarding the matters addressed in their report.

    Certain estimates of oil and gas reserves of American and related information as of December 31, 1996 incorporated by reference herein have been prepared by Netherland, Sewell & Associates, Inc. and William M. Cobb & Associates, Inc., each independent petroleum engineers, as set forth in their respective reports with respect thereto, and all such information has been so incorporated in reliance upon the authority of such firms as experts regarding the matters addressed in their respective reports.

                 GLOSSARY OF CERTAIN OIL AND GAS INDUSTRY TERMS

    The definitions set forth below shall apply to the indicated terms as used in this Offering Memorandum. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet of natural gas.

    BCFE. One billion cubic feet of natural gas equivalent, determined using the ratio of one Bbl of crude oil or condensate to six Mcf of natural gas.

    BTU. British thermal unit, which is the heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

    BBTU.  One billion Btus.

    DEVELOPED ACREAGE. The number of acres which are allocated or assignable to producing wells or wells capable of production.

    DEVELOPMENT WELL. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive in an attempt to recover proved undeveloped reserves.

    DRY HOLE OR WELL. A well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion as an oil or gas well.

    ESTIMATED FUTURE NET REVENUES. Revenues from production of oil and gas, net of all production-related taxes, lease operating expenses and capital costs.

    EXPLORATORY WELL. A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

    FINDING COST. Total costs incurred to acquire, explore and develop oil and gas properties divided by the increase in proved reserves through acquisition of proved properties, extensions and discoveries, improved recoveries and revisions of previous estimates.

    GROSS ACRE.  An acre in which a working interest is owned.

    GROSS WELL.  A well in which a working interest is owned.

    LEASE OPERATING EXPENSE. All direct costs associated with and necessary to operate a producing property.

    MBBL.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MBTU.  One thousand Btus.

    MCF.  One thousand cubic feet of natural gas.

    MCFE. One thousand cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    MMBBL.  One million barrels of crude oil or other liquid hydrocarbons.

    MMBTU.  One million Btus.

    MMCF.  One million cubic feet of natural gas.

    MMCFE. One million cubic feet of natural gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

    PRESENT VALUE. When used with respect to oil and gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%. The prices used to estimate future revenues of the Company include the effects of Fixed-Price Contracts except where otherwise specifically noted. Estimated quantities of proved reserves are determined without regard to such contracts.

    PRODUCTIVE WELL. A well that is producing or that is capable of producing oil or gas.

    PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered through existing wells with existing equipment and operating methods.

    PROVED RESERVES. The estimated quantities of oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

    RESERVE LIFE INDEX. A measure of how long it will take to produce a quantity of reserves, calculated by dividing estimated reserves by production for the twelve months immediately preceding the date of determination (in natural gas equivalents).

    RESERVE REPLACEMENT RATIO. A percentage determined by dividing the estimated proved reserves added during a year from exploration and development activities, acquisitions of proved reserves and revisions of previous estimates by the oil and gas volumes produced during that year.

    TBTU.  One trillion Btus.

    TCFE. One trillion cubic feet of gas equivalent, determined using the ratio of one Bbl of oil or condensate to six Mcf of natural gas.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Important Information Concerning Exchange Notes...........................    4
Forward-Looking Statements................................................    5
Summary...................................................................    6
Selected Historical and Pro Forma Financial Data..........................   14
Selected Historical and Pro Forma Operating Data..........................   16
Selected Historical and Pro Forma Reserves Data...........................   17
Use of Proceeds...........................................................   18
Capitalization............................................................   19
The Company...............................................................   20
Description of Exchange Notes.............................................   26
The Exchange Offer........................................................   39
Certain Federal Income Tax Consequences...................................   49
Plan of Distribution......................................................   52
Legal Matters.............................................................   53
Experts...................................................................   53
Glossary of Certain Oil and Gas Industry Terms............................   54

                            ------------------------

    UNTIL MAY 14, 1998 ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                  $200,000,000

                             LOUIS DREYFUS NATURAL
                                   GAS CORP.

                               OFFER TO EXCHANGE
                          6 7/8% SENIOR NOTES DUE 2007
                           WHICH HAVE BEEN REGISTERED
                            UNDER THE SECURITIES ACT
                                      FOR
                          6 7/8% SENIOR NOTES DUE 2007
                             WHICH HAVE NOT BEEN SO
                                   REGISTERED
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                               FEBRUARY 13, 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------